EXHIBIT 99.1

2018

CONDENSED HALF-YEAR CONSOLIDATED FINANCIAL STATEMENTS

CONTENTS

1 CONDENSED HALF-YEAR CONSOLIDATED FINANCIAL STATEMENTS	1
CONSOLIDATED BALANCE SHEETS — ASSETS	1
CONSOLIDATED BALANCE SHEETS — EQUITY AND LIABILITIES	2
CONSOLIDATED INCOME STATEMENTS	3
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME	4
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY	5
CONSOLIDATED STATEMENTS OF CASH FLOWS	8
NOTES TO THE CONDENSED HALF-YEAR CONSOLIDATED FINANCIAL STATEMENTS AS OF JUNE 30, 2018	10
INTRODUCTION	10
A/ Basis of preparation of the half-year financial statements and accounting policies	10
B/ Significant information for the first half of 2018	25
C/ Events subsequent to June 30, 2018	50

1 CONDENSED HALF-YEAR CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED BALANCE SHEETS — ASSETS

(€ million)	Note	June 30, 2018	December 31, 2017 (a)
Property, plant and equipment	B.2.	9,470	9,579
Goodwill	B.3.	44,828	40,264
Other intangible assets	B.3.	22,436	13,080
Investments accounted for using the equity method	B.5.	2,964	2,847
Other non-current assets	B.6.	3,133	3,364
Deferred tax assets		4,478	4,291
Non-current assets		87,309	73,425
Inventories		7,364	6,818
Accounts receivable	B.7.	6,602	7,216
Other current assets		2,477	2,005
Cash and cash equivalents	B.9.	7,493	10,315
Current assets		23,936	26,354
Assets held for sale or exchange	B.21.	1,533	34
TOTAL ASSETS		112,778	99,813

(a)	Includes the effects of first-time application of IFRS 15 on revenue recognition (see Note A.1.2.).

The accompanying notes on pages 10 to 50 are an integral part of the condensed half-year consolidated financial statements.

1 | Sanofi – 2018 HALF-YEAR FINANCIAL REPORT

CONSOLIDATED BALANCE SHEETS — EQUITY AND LIABILITIES

(€ million)	Note	June 30, 2018	December 31, 2017 (a)
Equity attributable to equity holders of Sanofi		56,197	58,070
Equity attributable to non-controlling interests		164	169
Total equity	B.8.	56,361	58,239
Long-term debt	B.9.	22,788	14,326
Non-current liabilities related to business combinations and to non-controlling interests	B.11.	1,018	1,026
Non-current provisions and other non-current liabilities	B.12.	8,949	9,154
Deferred tax liabilities		3,784	1,605
Non-current liabilities		36,539	26,111
Accounts payable		4,582	4,633
Current liabilities related to business combinations and to non-controlling interests	B.11.	450	343
Current provisions and other current liabilities		8,422	9,212
Short-term debt and current portion of long-term debt	B.9.	6,153	1,275
Current liabilities		19,607	15,463
Liabilities related to assets held for sale or exchange	B.21.	271	—
TOTAL EQUITY AND LIABILITIES		112,778	99,813

(a)	Includes the effects of first-time application of IFRS 15 on revenue recognition (see Note A.1.2.).

The accompanying notes on pages 10 to 50 are an integral part of the condensed half-year consolidated financial statements.

2018 HALF-YEAR FINANCIAL REPORT – Sanofi | 2

CONSOLIDATED INCOME STATEMENTS

(€ million)	Note	June 30, 2018 (6 months)	June 30, 2017 (6 months) (a)	December 31, 2017 (12 months) (a)
Net sales	B.20.4.	16,074	17,324	35,072
Other revenues		533	519	1,149
Cost of sales		(5,265)	(5,671)	(11,613)
Gross profit		11,342	12,172	24,608
Research and development expenses		(2,755)	(2,667)	(5,472)
Selling and general expenses		(4,819)	(5,054)	(10,072)
Other operating income	B.15.	323	173	237
Other operating expenses	B.15.	(165)	(71)	(233)
Amortization of intangible assets	B.3.	(999)	(990)	(1,866)
Impairment of intangible assets	B.4.	(101)	(12)	(293)
Fair value remeasurement of contingent consideration	B.6 B.11.	10	(100)	(159)
Restructuring costs and similar items	B.16.	(607)	(364)	(731)
Other gains and losses, and litigation	B.17.	(67)	(7)	(215)
Operating income		2,162	3,080	5,804
Financial expenses	B.18.	(202)	(218)	(420)
Financial income	B.18.	97	95	147
Income before tax and investments accounted for using the equity method		2,057	2,957	5,531
Income tax expense	B.19.	(297)	(612)	(1,722)
Share of profit/(loss) of investments accounted for using the equity method		75	27	85
Net income excluding the exchanged/held-for-exchange Animal Health business		1,835	2,372	3,894
Net income/(loss) of the exchanged/held-for-exchange Animal Health business(b)		—	4,421	4,643
Net income		1,835	6,793	8,537
Net income attributable to non-controlling interests		57	64	121
Net income attributable to equity holders of Sanofi		1,778	6,729	8,416
Average number of shares outstanding (million)	B.8.7.	1,247.8	1,260.3	1,256.9
Average number of shares after dilution (million)	B.8.7.	1,254.9	1,270.6	1,266.8
– Basic earnings per share (in euros)		1.42	5.34	6.70
– Basic earnings per share excluding the exchanged/held-for-exchange Animal Health business (in euros)		1.42	1.83	3.00
– Diluted earnings per share (in euros)		1.42	5.30	6.64
– Diluted earnings per share excluding the exchanged/held-for-exchange Animal Health business (in euros)		1.42	1.82	2.98

(a)	Includes the effects of first-time application of IFRS 15 on revenue recognition (see Note A.1.2.).
(b)

For 2017, the gain on the divestment of the Animal Health business is presented separately in accordance with IFRS 5, Non-Current Assets Held for Sale and Discontinued Operations; see Note D.36. to the consolidated financial statements for the year ended December 31, 2017.

The accompanying notes on pages 10 to 50 are an integral part of the condensed half-year consolidated financial statements.

3 | Sanofi – 2018 HALF-YEAR FINANCIAL REPORT

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(€ million)	Note	June 30, 2018 (6 months)	June 30, 2017 (a) (6 months)	December 31, 2017 (a) (12 months)
Net income		1,835	6,793	8,537
Attributable to equity holders of Sanofi		1,778	6,729	8,416
Attributable to non-controlling interests		57	64	121
Other comprehensive income:
• Actuarial gains/(losses)	B.8.8.	118	282	(28)
• Change in fair value of equity instruments included in financial assets (b)	B.8.8.	(213)	—	—
• Tax effects	B.8.8.	12	(60)	(90)
Sub-total: items not subsequently reclassifiable to profit or loss (A)		(83)	222	(118)
• Change in fair value of available-for-sale financial assets (b)	B.8.8.	—	325	838
• Change in fair value of debt instruments included in financial assets (b)	B.8.8.	(1)	—	—
• Change in fair value of cash flow hedges	B.8.8.	5	(28)	(24)
• Currency translation differences	B.8.8.	804	(2,011)	(3,239)
• Tax effects	B.8.8.	(2)	(51)	(137)
Sub-total: items subsequently reclassifiable to profit or loss (B)		806	(1,765)	(2,562)
Other comprehensive income for the period, net of taxes (A+B)		723	(1,543)	(2,680)
Comprehensive income		2,558	5,250	5,857
Attributable to equity holders of Sanofi		2,504	5,194	5,751
Attributable to non-controlling interests		54	56	106

(a)	Includes the effects of first-time application of IFRS 15 on revenue recognition (see Note A.1.2.).
(b)

Following the first-time application of IFRS 9, the effects of changes in fair value of financial instruments that are presented in the single line item Change in fair value of available-for-sale financial assets for 2017 are presented in two separate line items for 2018: Change in fair value of equity instruments included in financial assets and Change in fair value of debt instruments included in financial assets.

The accompanying notes on pages 10 to 50 are an integral part of the condensed half-year consolidated financial statements.

2018 HALF-YEAR FINANCIAL REPORT – Sanofi | 4

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(€ million)	Share capital	Additional paid-in capital and retained earnings (a)	Treasury shares	Stock options and other share- based payments	Other comprehensive income (a)	Attributable to equity holders of Sanofi	Attributable to non- controlling interests	Total equity
Balance at January 1, 2016 per the published financial statements	2,611	52,010	(298)	2,814	912	58,049	161	58,210
First-time application of IFRS 15 (b)	—	(2)	—	—	—	(2)	—	(2)
Balance at January 1, 2016 – including the effects of IFRS 15 (b)	2,611	52,008	(298)	2,814	912	58,047	161	58,208
Other comprehensive income for the period	—	(127)	—	—	1,052	925	3	928
Net income for the period (b)	—	4,709	—	—	—	4,709	91	4,800
Comprehensive income for the period (b)	—	4,582	—	—	1,052	5,634	94	5,728
Dividend paid out of 2015 earnings (€2.93 per share)	—	(3,759)	—	—	—	(3,759)	—	(3,759)
Payment of dividends to non-controlling interests	—	—	—	—	—	—	(110)	(110)
Share repurchase program (c)	—	—	(2,905)	—	—	(2,905)	—	(2,905)
Reduction in share capital (c)	(45)	(1,655)	1,700	—	—	—	—	—
Share-based payment plans:
• Exercise of stock options	7	212	—	—	—	219	—	219
• Issuance of restricted shares	7	(7)	—	—	—	—	—	—
• Employee share ownership plan	4	96	—	—	—	100	—	100
• Value of services obtained from employees	—	—	—	227	—	227	—	227
• Tax effects of the exercise of stock options	—	—	—	(9)	—	(9)	—	(9)
Change in non-controlling interests without loss of control	—	(2)	—	—	—	(2)	27	25
Change in non-controlling interests arising from divestment	—	—	—	—	—	—	(2)	(2)
Balance at December 31, 2016 (b)	2,584	51,475	(1,503)	3,032	1,964	57,552	170	57,722

5 | Sanofi – 2018 HALF-YEAR FINANCIAL REPORT

(€ million)	Share capital	Additional paid-in capital and retained earnings (a)	Treasury shares	Stock options and other share- based payments	Other comprehensive income (a)	Attributable to equity holders of Sanofi	Attributable to non- controlling interests	Total equity
Balance at January 1, 2017 (b)	2,584	51,475	(1,503)	3,032	1,964	57,552	170	57,722
Other comprehensive income for the period	—	222	—	—	(1,757)	(1,535)	(8)	(1,543)
Net income for the period (b)	—	6,729	—	—	—	6,729	64	6,793
Comprehensive income for the period (b)	—	6,951	—	—	(1,757)	5,194	56	5,250
Dividend paid out of 2016 earnings (€2.96 per share)	—	(3,710)	—	—	—	(3,710)	—	(3,710)
Payment of dividends to non-controlling interests	—	—	—	—	—	—	(55)	(55)
Share repurchase program (c)	—	—	(1,697)	—	—	(1,697)	—	(1,697)
Reduction in share capital (c)	(73)	(2,709)	2,782	—	—	—	—	—
Share-based payment plans:
• Exercise of stock options	3	96	—	—	—	99	—	99
• Issuance of restricted shares	7	(7)	—	—	—	—	—	—
• Value of services obtained from employees	—	—	—	126	—	126	—	126
• Tax effects of the exercise of stock options	—	—	—	13	—	13	—	13
Other changes arising from issuance of restricted shares (d)	—	16	—	—	—	16	—	16
Change in non-controlling interests without loss of control	—	27	—	—	—	27	(5)	22
Change in non-controlling interests arising from divestment	—	—	—	—	—	—	(5)	(5)
Balance at June 30, 2017 (b)	2,521	52,139	(418)	3,171	207	57,620	161	57,781
Other comprehensive income for the period (b)	—	(339)	—	—	(791)	(1,130)	(7)	(1,137)
Net income for the period (b)	—	1,687	—	—	—	1,687	57	1,744
Comprehensive income for the period (b)	—	1,348	—	—	(791)	557	50	607
Payment of dividends to non-controlling interests	—	—	—	—	—	—	(44)	(44)
Share repurchase program (c)	—	—	(462)	—	—	(462)	—	(462)
Reduction in share capital (c)	(21)	(845)	866	—	—	—	—	—
Share-based payment plans:
• Exercise of stock options	5	119	—	—	—	124	—	124
• Employee share ownership plan	3	103	—	—	—	106	—	106
• Value of services obtained from employees	—	—	—	137	—	137	—	137
• Tax effects of the exercise of stock options	—	—	—	(10)	—	(10)	—	(10)
Change in non-controlling interests without loss of control	—	(2)	—	—	—	(2)	4	2
Change in non-controlling interests arising from divestment	—	—	—	—	—	—	(2)	(2)
Balance at December 31, 2017 (b)	2,508	52,862	(14)	3,298	(584)	58,070	169	58,239

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(€ million)	Share capital	Additional paid-in capital and retained earnings (a)	Treasury shares	Stock options and other share- based payments	Other comprehensive income (a)	Attributable to equity holders of Sanofi	Attributable to non -controlling interests	Total equity
Balance at December 31, 2017 (b)	2,508	52,862	(14)	3,298	(584)	58,070	169	58,239
First-time application of IFRS 9 (e)	—	839	—	—	(852)	(13)	—	(13)
Other comprehensive income for the period	—	(83)	—	—	809	726	(3)	723
Net income for the period	—	1,778	—	—	—	1,778	57	1,835
Comprehensive income for the period	—	1,695	—	—	809	2,504	54	2,558
Dividend paid out of 2017 earnings (€3.03 per share)	—	(3,773)	—	—	—	(3,773)	—	(3,773)
Payment of dividends to non-controlling interests	—	—	—	—	—	—	(51)	(51)
Share repurchase program (c)	—	—	(729)	—	—	(729)	—	(729)
Reduction in share capital (c)	(14)	(498)	512	—	—	—	—	—
Share-based payment plans:
• Exercise of stock options	—	6	—	—	—	6	—	6
• Issuance of restricted shares and vesting of existing restricted shares (f)	4	(83)	79	—	—	—	—	—
• Value of services obtained from employees	—	—	—	151	—	151	—	151
• Tax effects of the exercise of stock options	—	—	—	7	—	7	—	7
Other changes arising from issuance of restricted shares (d)	—	13	—	—	—	13	—	13
Change in non-controlling interests without loss of control	—	(39)	—	—	—	(39)	(8)	(47)
Balance at June 30, 2018	2,498	51,022	(152)	3,456	(627)	56,197	164	56,361

(a)	See Note B.8.8.
(b)	Includes the effects of first-time application of IFRS 15 on revenue recognition (see Note A.1.2.).
(c)	See Notes B.8.2. and B.8.3.
(d)	Issuance of restricted shares to former employees of the Animal Health business subsequent to the date of divestment.
(e)	See Note A.1.3.
(f)	This line includes the use of existing shares to fulfill vested rights under restricted share plans.

The accompanying notes on pages 10 to 50 are an integral part of the condensed half-year consolidated financial statements.

7 | Sanofi – 2018 HALF-YEAR FINANCIAL REPORT

CONSOLIDATED STATEMENTS OF CASH FLOWS

(€ million)	Note	June 30, 2018 (6 months)	June 30, 2017 (6 months) (a)/(b)	December 31, 2017 (12 months) (a)/(b)
Net income attributable to equity holders of Sanofi		1,778	6,729	8,416
Net (income)/loss of the exchanged/held-for-exchange Animal Health business		—	(4,421)	(4,643)
Non-controlling interests, excluding BMS (c)		15	21	38
Share of undistributed earnings from investments accounted for using the equity method		(59)	2	(47)
Depreciation, amortization and impairment of property, plant and equipment and intangible assets		1,779	1,762	3,686
Gains and losses on disposals of non-current assets, net of tax (d)		(217)	(79)	(97)
Net change in deferred taxes		(330)	(268)	(909)
Net change in non-current provisions and other non-current liabilities (e)		(56)	(204)	321
Cost of employee benefits (stock options and other share-based payments)		152	126	263
Impact of the workdown of acquired inventories remeasured at fair value		100	176	166
Other profit or loss items with no cash impact		119	(9)	38
Operating cash flow before changes in working capital and excluding the exchanged/held-for-exchange Animal Health business		3,281	3,835	7,232
(Increase)/decrease in inventories		(627)	(500)	(144)
(Increase)/decrease in accounts receivable		571	150	(529)
Increase/(decrease) in accounts payable		(219)	110	577
Net change in other current assets and other current liabilities (f)		(1,232)	(1,039)	243
Net cash provided by/(used in) operating activities excluding the exchanged/held-for-exchange Animal Health business (f)		1,773	2,556	7,379
Net cash provided by/(used in) operating activities of the exchanged/held-for-exchange Animal Health business		—	—	—
Acquisitions of property, plant and equipment and intangible assets	B.2. – B.3.	(823)	(998)	(1,956)
Acquisitions of consolidated undertakings and investments accounted for using the equity method (g)/(i)	B.1.	(12,784)	(381)	(1,151)
Acquisitions of other equity investments		(32)	(45)	(61)
Proceeds from disposals of property, plant and equipment, intangible assets and other non-current assets, net of tax (h)		486	440	535
Net change in loans and other financial assets		67	(78)	(263)
Net cash provided by/(used in) investing activities excluding the exchanged/held-for-exchange Animal Health business		(13,085)	(1,062)	(2,896)
Net cash provided by/(used in) investing activities of the exchanged/held-for-exchange Animal Health business		—	—	—
Net cash inflow from the exchange of the Animal Health business for BI’s Consumer Healthcare business (i)		5	4,349	3,535
Issuance of Sanofi shares	B.8.1.	19	99	319
Dividends paid:
• to shareholders of Sanofi		(3,773)	(3,710)	(3,710)
• to non-controlling interests, excluding BMS (c)		(10)	(11)	(15)
Payments received/(made) on changes of ownership interest in a subsidiary without loss of control		(45)	(37)	(37)
Additional long-term debt contracted	B.9.1.	9,674	1	41
Repayments of long-term debt	B.9.1.	(25)	(7)	(2,368)
Net change in short-term debt		3,383	173	30
Acquisitions of treasury shares	B.8.2.	(730)	(1,700)	(2,162)
Disposals of treasury shares, net of tax		—	—	—
Net cash provided by/(used in) financing activities excluding the exchanged/held-for-exchange Animal Health business		8,494	(5,192)	(7,902)

2018 HALF-YEAR FINANCIAL REPORT – Sanofi | 8

(€ million)	Note	June 30, 2018 (6 months)	June 30, 2017 (6 months) (a)/(b)	December 31, 2017 (12 months) (a)/(b)
Net cash provided by/(used in) financing activities of the exchanged/held-for-exchange Animal Health business		—	—	—
Impact of exchange rates on cash and cash equivalents		(9)	(47)	(74)
Net change in cash and cash equivalents		(2,822)	604	42
Cash and cash equivalents, beginning of period		10,315	10,273	10,273
Cash and cash equivalents, end of period	B.9.	7,493	10,877	10,315

(a)	For 2017, all of the cash flows generated by the exchange of the Animal Health business for the Consumer Healthcare business of Boehringer Ingelheim (BI) are described in note (i) below.
(b)	Includes the effects of first-time application of IFRS 15 on revenue recognition (see Note A.1.2.).
(c)	See Note C.2. to the financial statements for the year ended December 31, 2017.
(d)	Includes other equity investments.
(e)	This line item includes contributions paid to pension funds (see Note B.12.).
(f)	Including:

Income tax paid	(1,061)	(1,324)	(1,734)
Interest paid (excluding cash flows on derivative instruments used to hedge debt)	(144)	(114)	(347)
Interest received (excluding cash flows on derivative instruments used to hedge debt)	31	30	56
Dividends received from non-consolidated entities	—	6	8

(g)	This line item includes payments made in respect of contingent consideration identified and recognized as a liability in business combinations.
(h)	This line item includes proceeds from disposals of investments in consolidated entities and of other non-current financial assets.
(i)

For the year ended December 31, 2017, this line item comprises (i) the receipt by Sanofi of a balancing cash payment of €4,207 million; (ii) reimbursements of intragroup accounts with Merial entities totaling €967 million; (iii) the €1,784 million payment of the tax due on the gain arising on the divestment; and (iv) the cash held by the BI subsidiaries acquired by Sanofi. The total consideration for the sale of the Animal Health business to BI was €10,557 million, and the consideration for the acquisition of BI’s Consumer Healthcare business was €6,239 million (see Note D.1. to the consolidated financial statements for the year ended December 31, 2017).

The accompanying notes on pages 10 to 50 are an integral part of the condensed half-year consolidated financial statements.

9 | Sanofi – 2018 HALF-YEAR FINANCIAL REPORT

NOTES TO THE CONDENSED HALF-YEAR CONSOLIDATED FINANCIAL STATEMENTS AS OF JUNE 30, 2018

INTRODUCTION

Sanofi, together with its subsidiaries (collectively “Sanofi” or “the Company”), is a global healthcare leader engaged in the research, development and marketing of therapeutic solutions focused on patient needs.

Sanofi is listed in Paris (Euronext: SAN) and New York (NYSE: SNY).

The condensed consolidated financial statements for the six months ended June 30, 2018 were reviewed by the Sanofi Board of Directors at the Board meeting on July 30, 2018.

A/ BASIS OF PREPARATION OF THE HALF-YEAR FINANCIAL STATEMENTS AND ACCOUNTING POLICIES

A.1. INTERNATIONAL FINANCIAL REPORTING STANDARDS (IFRS)

The half-year consolidated financial statements have been prepared and presented in condensed format in accordance with IAS 34 (Interim Financial Reporting). The accompanying notes therefore relate to significant events and transactions of the period, and should be read in conjunction with the consolidated financial statements for the year ended December 31, 2017.

The accounting policies used in the preparation of the consolidated financial statements as of June 30, 2018 comply with international financial reporting standards (IFRS) as endorsed by the European Union and as issued by the International Accounting Standards Board (IASB). IFRS as endorsed by the European Union as of June 30, 2018 are available via the following web link:

https://www.efrag.org/Endorsement

IFRS 15 and IFRS 9 became applicable on January 1, 2018. Consequently, the accounting policies applied from that date are identical to those described in the published consolidated financial statements for the year ended December 31, 2017, except for the accounting policies presented in the notes relating to (i) net sales and other revenues and (ii) financial instruments, as described in Notes A.1.2. and A.1.3. below, respectively.

The other standards and interpretations issued by the IASB and endorsed by the European Union that became applicable on January 1, 2018 had no impact on the Sanofi consolidated financial statements.

A.1.1. UPDATE TO SIGNIFICANT ACCOUNTING POLICIES EFFECTIVE JANUARY 1, 2018

IFRS 15 and IFRS 9 became applicable on January 1, 2018, requiring Sanofi to update its accounting policies on revenue and financial instruments.

However, those updates do not materially affect the way in which Sanofi accounts for revenue or financial instruments.

As regards revenue, the concept of “transfer of control”, which is used primarily to determine the date of revenue recognition, does not call for any change in accounting for the majority of transactions with Sanofi’s customers. The concept of “variable consideration” does not materially alter the principles and methods used to measure net sales, which continue to be recognized net of customer incentives and discounts, and of certain sales-based payments paid or payable to the healthcare authorities.

As regards financial instruments, IFRS 9 changes the terminology used to classify some sub-categories of non-derivative financial assets without affecting the measurement principles applied to those assets, which continue to be measured at either fair value or amortized cost. The valuation models used by Sanofi are unchanged.

Finally, changes to the principles used in determining impairment of financial assets measured at amortized cost mean that an expected loss approach is now applied to such assets. In practice, this has an immaterial effect on the amount of impairment, and mainly affects accounts receivable.

The impacts of the first-time application of IFRS 15 are described in detail in Note A.1.2.

The impacts of the first-time application of IFRS 9 are described in detail in Note A.1.3.

With the exception of the policies presented in those two notes, the significant accounting policies applied effective January 1, 2018 are identical to those presented in the consolidated financial statements for the year ended December 31, 2017.

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A.1.2. IMPACTS OF THE FIRST-TIME APPLICATION OF IFRS 15

Sanofi is applying IFRS 15 retrospectively (in accordance with IAS 8) with effect from January 1, 2018, without applying any of the practical expedients permitted under IFRS 15. The impacts of the first-time application of IFRS 15 on the consolidated balance sheet with effect from January 1, 2016 are presented below. The main impacts relate to:

•

Contracts with distributors: the concept of “transfer of control” as introduced by IFRS 15 has changed the date on which Sanofi recognizes revenue for a limited number of contracts with distributors. Some distributors that were previously treated as customers are now treated as agents:

•	sales that were previously recognized when the risks and rewards of ownership were transferred to the distributor are now recognized when control is transferred to the end customer;

•	the distributor’s commission, previously included within Net sales as a reduction of gross sales, is now recognized within the line item Selling and general expenses in the income statement.

•

Investments accounted for using the equity method: Sanofi accounts for its investment in Regeneron using the equity method. The changes introduced by IFRS 15 alter the date on which Regeneron recognizes the revenue from milestone payments under certain collaboration agreements. Such payments, which were previously recognized in revenue on a one-time basis, are now recognized in revenue on a percentage of completion basis. This adjustment is reflected in the carrying amount of investments accounted for using the equity method as of the transition date.

Because those impacts do not represent cash inflows or outflows, cash generated by or used in operating activities for the comparative periods presented in the statements of cash flows have not been amended. Intermediate line items within the statements of cash flows have been adjusted accordingly.

The impacts on the consolidated balance sheet as of January 1, 2016 are set forth below:

	January 1, 2016
(€ million)	Published	Impact of IFRS 15	Including impact of IFRS 15
Investments accounted for using the equity method	2,676	—	2,676
Deferred tax assets	4,714	1	4,715
Non-current assets	71,641	1	71,642
Inventories	6,516	1	6,517
Current assets	24,928	1	24,929
TOTAL ASSETS	102,321	2	102,323
Equity attributable to equity holders of Sanofi	58,049	(2)	58,047
Total equity	58,210	(2)	58,208
Other current liabilities	9,442	4	9,446
Current liabilities	16,825	4	16,829
TOTAL EQUITY AND LIABILITIES	102,321	2	102,323

11 | Sanofi – 2018 HALF-YEAR FINANCIAL REPORT

The impacts on the consolidated balance sheet as of December 31, 2016 are set forth below:

	December 31, 2016
(€ million)	Published	Impact of IFRS 15	Including impact of IFRS 15
Investments accounted for using the equity method	2,890	2	2,892
Deferred tax assets	4,669	1	4,670
Non-current assets	71,564	3	71,567
Inventories	6,892	4	6,896
Current assets	26,687	4	26,691
TOTAL ASSETS	104,672	7	104,679
Equity attributable to equity holders of Sanofi	57,554	(2)	57,552
Total equity	57,724	(2)	57,722
Other current liabilities	10,175	9	10,184
Current liabilities	16,434	9	16,443
TOTAL EQUITY AND LIABILITIES	104,672	7	104,679

The impacts on the consolidated balance sheet as of December 31, 2017 are set forth below:

	December 31, 2017
(€ million)	Published	Impact of IFRS 15	Including impact of IFRS 15
Investments accounted for using the equity method	2,863	(16)	2,847
Deferred tax assets	4,290	1	4,291
Non-current assets	73,440	(15)	73,425
Inventories	6,816	2	6,818
Current assets	26,352	2	26,354
TOTAL ASSETS	99,826	(13)	99,813
Equity attributable to equity holders of Sanofi	58,089	(19)	58,070
Total equity	58,258	(19)	58,239
Other current liabilities	9,206	6	9,212
Current liabilities	15,457	6	15,463
TOTAL EQUITY AND LIABILITIES	99,826	(13)	99,813

2018 HALF-YEAR FINANCIAL REPORT – Sanofi | 12

The impacts on the consolidated income statement for the year ended December 31, 2016 are set forth below:

	December 31, 2016
(€ million)	Published	Impact of IFRS 15	Including impact of IFRS 15
Net sales	33,821	(12)	33,809
Cost of sales	(10,702)	1	(10,701)
Gross profit	24,006	(11)	23,995
Selling and general expenses	(9,486)	8	(9,478)
Operating income	6,534	(3)	6,531
Income before tax and investments accounted for using the equity method	5,678	(3)	5,675
Income tax expense	(1,326)	1	(1,325)
Share of profit/(loss) of investments accounted for using the equity method	134	2	136
Net income excluding the exchanged/held-for-exchange Animal Health business	4,486	—	4,486
Net income	4,800	—	4,800
Net income attributable to equity holders of Sanofi	4,709	—	4,709
Basic earnings per share (in euros)	3.66		3.66

The impacts on the consolidated income statement for the year ended December 31, 2017 are set forth below:

	December 31, 2017
(€ million)	Published	Impact of IFRS 15	Including impact of IFRS 15
Net sales	35,055	17	35,072
Cost of sales	(11,611)	(2)	(11,613)
Gross profit	24,593	15	24,608
Selling and general expenses	(10,058)	(14)	(10,072)
Operating income	5,803	1	5,804
Income before tax and investments accounted for using the equity method	5,530	1	5,531
Income tax expense	(1,722)	—	(1,722)
Share of profit/(loss) of investments accounted for using the equity method	104	(19)	85
Net income excluding the exchanged/held-for-exchange Animal Health business	3,912	(18)	3,894
Net income	8,555	(18)	8,537
Net income attributable to equity holders of Sanofi	8,434	(18)	8,416
Basic earnings per share (in euros)	6.71		6.70

13 | Sanofi – 2018 HALF-YEAR FINANCIAL REPORT

The impacts on the consolidated income statement for the six months ended June 30, 2017 are set forth below:

	June 30, 2017 (6 months)
(€ million)	Published	Impact of IFRS 15	Including impact of IFRS 15
Net sales	17,311	13	17,324
Cost of sales	(5,670)	(1)	(5,671)
Gross profit	12,160	12	12,172
Selling and general expenses	(5,046)	(8)	(5,054)
Operating income	3,076	4	3,080
Income before tax and investments accounted for using the equity method	2,953	4	2,957
Income tax expense	(610)	(2)	(612)
Share of profit/(loss) of investments accounted for using the equity method	38	(11)	27
Net income excluding the exchanged/held-for-exchange Animal Health business	2,381	(9)	2,372
Net income	6,802	(9)	6,793
Net income attributable to equity holders of Sanofi	6,738	(9)	6,729
Basic earnings per share (in euros)	5.35		5.34

The accounting policies on revenue recognition described in the consolidated financial statements for the year ended December 31, 2017 have been amended as follows:

Update to Note B.13.1. (“Net sales”) to the consolidated financial statements for the year ended December 31, 2017

Revenue arising from the sale of goods is presented in the income statement within Net sales. Net sales comprise revenue from sales of pharmaceutical products, consumer healthcare products, active ingredients and vaccines, net of sales returns, of customer incentives and discounts, and of certain sales-based payments paid or payable to the healthcare authorities.

In accordance with IFRS 15 (Revenue from Contracts with Customers), such revenue is recognized when Sanofi transfers control over the product to the customer; control of an asset refers to the ability to direct the use of, and obtain substantially all of the remaining benefits from, that asset. For the vast majority of contracts, revenue is recognized when the product is physically transferred, in accordance with the delivery and acceptance terms agreed with the customer.

For contracts entered into by Sanofi Pasteur, transfer of control is usually determined by reference to the terms of release (immediate or deferred) and acceptance of batches of vaccine.

In the case of contracts with distributors, Sanofi does not recognize revenue when the product is physically transferred to the distributor if the products are sold on consignment, or if the distributor acts as agent. In such cases, revenue is recognized when control is transferred to the end customer, and the distributor’s commission is presented within the line item Selling and general expenses in the income statement.

The amount of revenue recognized in Net sales reflects the various types of price reductions or rights of return offered by Sanofi to its customers on certain products. Such price reductions and rights of return qualify as variable consideration under IFRS 15.

In particular, products sold in the United States are covered by various governmental programs (such as Medicare and Medicaid) under which products are sold at a discount. Rebates are granted to healthcare authorities, and under contractual arrangements with certain customers. Some wholesalers are entitled to chargeback incentives based on the selling price to the end customer, under specific contractual arrangements. Cash discounts may also be granted for prompt payment. Returns, discounts, incentives and rebates, as described above, are recognized in the period in which the underlying sales are recognized as a reduction of gross sales.

These amounts are calculated as follows:

•	the amount of chargeback incentives is estimated on the basis of the relevant subsidiary’s standard sales terms and conditions, and in certain cases on the basis of specific contractual arrangements with the customer.

•	the amount of rebates based on attainment of sales targets is estimated and accrued as each of the underlying sales transactions is recognized;

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•	the amount of price reductions under Government and State programs, largely in the United States, is estimated on the basis of the specific terms of the relevant regulations or agreements, and accrued as each of the underlying sales transactions is recognized;

•	the amount of sales returns is calculated on the basis of management’s best estimate of the amount of product that will ultimately be returned by customers. In countries where product returns are possible, Sanofi operates a returns policy that allows the customer to return products within a certain period either side of the expiry date (usually 12 months after the expiry date). The amount recognized for returns is estimated on the basis of past experience of sales returns. Sanofi also takes into account factors such as levels of inventory in its various distribution channels, product expiry dates, information about potential discontinuation of products, the entry of competing generics into the market, and the launch of over-the-counter medicines. Most product return clauses relate solely to date-expired products, which cannot be resold and are destroyed. Sanofi does not recognize a right of return asset in the balance sheet for contracts that allow for the return of time-expired products, since those products have no value.

The estimated amounts described above are recognized in the income statement within Net sales as a reduction of gross sales, and within Other current liabilities in the balance sheet. They are subject to regular review and adjustment as appropriate based on the most recent data available to management. Sanofi believes that it has the ability to measure each of the above amounts reliably, using the following factors in developing its estimates:

•	the nature and patient profile of the underlying product;

•	the applicable regulations or the specific terms and conditions of contracts with governmental authorities, wholesalers and other customers;

•	historical data relating to similar contracts, in the case of qualitative and quantitative rebates and chargeback incentives;

•	past experience and sales growth trends for the same or similar products;

•	actual inventory levels in distribution channels, monitored by Sanofi using internal sales data and externally provided data;

•	the shelf life of Sanofi products; and

•	market trends including competition, pricing and demand.

Update to Note B.13.2. (“Other revenues”) to the consolidated financial statements for the year ended December 31, 2017

Other revenues mainly comprise royalties received from licensing intellectual property rights to third parties, and VaxServe sales of products sourced from third-party manufacturers.

Royalties received under licensing arrangements are recognized over the period during which the underlying sales are recognized.

VaxServe is a Vaccines segment entity whose operations include the distribution within the United States of vaccines and other products manufactured by third parties. VaxServe sales of products sourced from third-party manufacturers are presented within Other revenues.

15 | Sanofi – 2018 HALF-YEAR FINANCIAL REPORT

A.1.3. IMPACTS OF THE FIRST-TIME APPLICATION OF IFRS 9

Sanofi is applying IFRS 9 with effect from January 1, 2018.

IFRS 9 changes the terminology used to classify some sub-categories of non-derivative financial assets without affecting the measurement principles applied to those assets, which continue to be measured at either fair value or amortized cost. The valuation models used by Sanofi are unchanged. In accordance with the transition provisions of IFRS 9, those reclassifications are made prospectively, and consequently do not require any restatement of published information for prior periods.

IFRS 9 does not alter the accounting treatment of financial liabilities or derivative instruments held by Sanofi.

The table below sets forth the reclassifications, and their impacts:

		IAS 39 categories (December 31, 2017)
		Available-for-sale financial assets				Financial assets recognized under the fair value option	Other comprehensive income
IFRS 9 categories (January 1, 2018) (€ million)		Quoted instruments	Unquoted instruments	Contingent consideration receivable	Assets held to meet obligations under post- employment benefit plans	Assets held to meet obligations under deferred compensation plans
	Total				2,182	336	852
		1,560	123	292	207	336	852
Quoted equity investments	1,327	1,327
Unquoted equity investments	62		62
Total – Equity instruments at fair value through OCI – non-reclassifiable	1,389	1,327	62
Debt instruments	199	199
Total – Debt instruments at fair value through OCI – reclassifiable	199	199
Equity instruments	44	34	10
Debt instruments	51		51
Contingent consideration receivable	292			292
Assets held to meet obligations under post-employment benefit plans	198				198
Assets held to meet obligations under deferred compensation plans	345				9	336
Total – Other financial assets at fair value through profit or loss	930	34	61	292	207	336
Additional paid-in capital and retained earnings	852						852

Most of Sanofi’s equity investments have been classified as financial assets at fair value through other comprehensive income.

IFRS 9 also changes the way in which impairment losses are estimated; this mainly affects accounts receivable. With effect from January 1, 2018, impairment allowances cover expected losses, rather than (as previously) incurred losses. The impact of this new impairment methodology as of January 1, 2018 is to increase the total impairment allowance by €17 million (before tax effects), and to reduce retained earnings by a net amount of €13 million.

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The accounting policies on financial assets presented in the notes to the consolidated financial statements for the year ended December 31, 2017 have been amended. Note B.8. (“Financial instruments”) and Note B.18. (“Fair value remeasurement of contingent consideration”) have been updated as indicated below:

Update to Notes B.8.1. (“Non-derivative financial assets”) and B.8.2. (“Impairment of non-derivative financial assets”) to the consolidated financial statements for the year ended December 31, 2017

In accordance with IFRS 9 (Financial Instruments) and IAS 32 (Financial Instruments: Presentation), Sanofi has adopted the classification of non-derivative financial assets described below. The classification used depends on (i) the characteristics of the contractual cash flows (i.e. whether they represent interest or principal) and (ii) the business model for managing the asset applied at the time of initial recognition.

Financial assets at fair value through other comprehensive income mainly comprise:

•

quoted and unquoted equity investments that Sanofi does not hold for trading purposes and that management has designated at “fair value through other comprehensive income” on initial recognition. Gains and losses arising from changes in fair value are recognized in equity within the statement of comprehensive income in the period in which they occur. When such instruments are derecognized, the previously-recognized changes in fair value remain within Other comprehensive income, as does the gain or loss on divestment. Dividends received are recognized in profit or loss for the period, within the line item Financial income.

•

debt instruments whose contractual cash flows represent payments of interest or repayments of principal, and which are managed with a view to collecting cash flows and selling the asset. Gains and losses arising from changes in fair value are recognized in equity within the statement of comprehensive income in the period in which they occur. When such assets are derecognized, the cumulative gains and losses previously recognized in equity are reclassified to profit or loss for the period within the line items Financial income or Financial expenses.

Financial assets at fair value through profit or loss comprise:

•

quoted and unquoted equity investments: equity instruments that are not held for trading and which management did not designate at “fair value through other comprehensive income” on initial recognition, and instruments that do not meet the IFRS definition of “equity instruments”;

•	instruments whose contractual cash flows represent payments of interest or repayments of principal, but which are managed other than with a view to collecting cash flows and/or selling the asset;

•	instruments that management has designated as ‘fair value through profit or loss” on initial recognition;

•	contingent consideration already carried in the books of an acquired entity or granted in connection with a business combination.

Gains and losses arising from changes in fair value are recognized in profit or loss within the line items Financial income or Financial expenses. Dividends received are recognized in profit or loss for the period, within the line item Financial income.

Fair value of equity investments in unquoted entities

On initial recognition of an equity investment in an entity not quoted in an active market, the fair value of the investment is the acquisition cost. Cost ceases to be a representative measure of the fair value of an unquoted equity investment when Sanofi identifies significant changes in the investee, or in the environment in which it operates. In such cases, an internal valuation is carried out, based mainly on peer comparisons.

Financial assets at amortized cost comprise instruments whose contractual cash flows represent payments of interest or repayments of principal and which are managed with a view to collecting cash flows. The main assets in this category are loans and receivables. They are presented within the line items Other non-current assets, Other current assets, Accounts receivable and Cash and cash equivalents. Loans with a maturity of more than 12 months are presented in “Long-term loans and advances” within Other non-current assets. Those financial assets are measured at amortized cost using the effective interest method.

Impairment of financial assets measured at amortized cost

Accounts receivable are initially recognized at the amount invoiced to the customer. Impairment losses on trade accounts receivable are estimated using the expected loss method, in order to take account of the risk of payment default throughout the lifetime of the receivables. The expected credit loss is estimated collectively for all accounts receivable at each reporting date using an average expected loss rate, determined primarily on the basis of historical credit loss rates. However, that average expected loss rate may be adjusted if there are indications of a likely significant increase in credit risk. If a receivable is subject to a known credit risk, a specific impairment loss is recognized for that receivable. The amount of expected losses is recognized in the balance sheet as a reduction in the gross amount of accounts receivable. Impairment losses on accounts receivable are recognized within Selling and general expenses in the income statement.

17 | Sanofi – 2018 HALF-YEAR FINANCIAL REPORT

Update to Note B.8.3. (“Derivative instruments”) to the consolidated financial statements for the year ended December 31, 2017

Derivative instruments that do not qualify for hedge accounting are initially and subsequently measured at fair value, with changes in fair value recognized in the income statement in Other operating income or in Financial income or Financial expenses, depending on the nature of the underlying economic item which is hedged.

Derivative instruments that qualify for hedge accounting are measured using the policies described in Note B.8.4. below.

IFRS 13 (Fair Value Measurement) requires counterparty credit risk to be taken into account when measuring the fair value of financial instruments. That risk is estimated on the basis of observable, publicly-available statistical data.

Policy on offsetting

In order for a financial asset and a financial liability to be presented as a net amount in the balance sheet under IAS 32, there must be:

(a) a legally enforceable right to offset; and

(b) the intention either to settle on a net basis, or to realize the asset and settle the liability simultaneously.

In addition, IFRS 7 (Financial Instruments: Disclosures) requires the notes to the financial statements to include a schedule showing a list of any offsets recognized under IAS 32 and of transactions for which only criterion (a) is met, i.e. potential offsets such as those specified in close out netting agreements (positions offset only in the event of default, as specified in the International Swaps and Derivatives Association (ISDA) standard).

Update to Note B.8.4. (“Hedging”) to the consolidated financial statements for the year ended December 31, 2017

As part of its overall market risk management policy, Sanofi enters into various hedging transactions involving derivative or non-derivative instruments; these may include forward contracts, currency swaps or options, interest rate swaps or options, cross-currency swaps, and debt placings or issues.

Such financial instruments are designated as hedging instruments and recognized using the hedge accounting principles of IFRS 9 when (a) there is formal designation and documentation of the hedging relationship, of how the effectiveness of the hedging relationship will be assessed, and of the underlying market risk management objective and strategy; (b) the hedged item and the hedging instrument are eligible for hedge accounting; and (c) there is an economic relationship between the hedged item and the hedging instrument, defined on the basis of a hedge ratio that is consistent with the underlying market risk management strategy, and the residual credit risk does not dominate the value changes that result from that economic relationship.

Fair value hedge

A fair value hedge is a hedge of the exposure to changes in fair value of an asset, liability or firm commitment that is attributable to one or more risk components and could affect profit or loss.

Changes in fair value of the hedging instrument and changes in fair value of the hedged item attributable to the hedged risk components are generally recognized in the income statement, within Other operating income for hedges related to operating activities, or within Financial income or Financial expenses for hedges related to investing or financing activities.

Cash flow hedge

A cash flow hedge is a hedge of the exposure to variability in cash flows from an asset, liability or highly probable forecast transaction that is attributable to one or more risk components and could affect profit or loss.

Changes in fair value of the hedging instrument attributable to the effective portion of the hedge are recognized directly in equity in the consolidated statement of comprehensive income. Changes in fair value attributable to the ineffective portion of the hedge are recognized in the income statement within Other operating income for hedges of operating activities, and within Financial income or Financial expenses for hedges of investing or financing activities.

Cumulative changes in fair value of the hedging instrument previously recognized in equity are reclassified to the income statement when the hedged transaction affects profit or loss. Those reclassified gains and losses are recognized within Other operating income for hedges related to operating activities, and within Financial income or Financial expenses for hedges related to investing or financing activities.

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When a forecast transaction results in the recognition of a non-financial asset or liability, cumulative changes in the fair value of the hedging instrument previously recognized in equity are incorporated in the initial carrying amount of that asset or liability.

When the hedging instrument expires or is sold, terminated or exercised, the cumulative gain or loss previously recognized in equity remains separately recognized in equity and is not reclassified to the income statement (or recognized as an adjustment to the initial cost of the related non-financial asset or liability) until the forecast transaction occurs. However, if Sanofi no longer expects the forecast transaction to occur, the cumulative gain or loss previously recognized in equity is recognized immediately in profit or loss.

Hedge of a net investment in a foreign operation

In a hedge of a net investment in a foreign operation, changes in the fair value of the hedging instrument attributable to the effective portion of the hedge are recognized directly in equity in the consolidated statement of comprehensive income. Changes in fair value attributable to the ineffective portion of the hedge are recognized in the income statement within Financial income or Financial expenses. When the investment in the foreign operation is sold, the changes in the fair value of the hedging instrument previously recognized in equity are reclassified to the income statement within Financial income or Financial expenses.

Cost of hedging

As part of its market risk management policy, Sanofi may designate currency or interest rate options as hedging instruments of which the effectiveness is measured on the basis of changes in intrinsic value. In such cases, the time value of the option is treated as a hedging cost and accounted for as follows:

•	If the option includes a component that is not aligned on the critical features of the hedged item, the corresponding change in the time value is taken to profit or loss.

•	Otherwise, the change in the time value is taken to equity within the statement of comprehensive income, and then:

•

if the hedged item is linked to a transaction that results in the recognition of a financial asset or liability, the change in the time value is reclassified to profit or loss symmetrically with the hedged item;

•

if the hedged item is linked to a transaction that results in the recognition of a non-financial asset or liability, the change in the time value is incorporated in the initial carrying amount of that asset or liability; and

•	if the hedged item is linked to a period of time, the change in time value is reclassified to profit or loss on a straight line basis over the life of the hedging relationship.

In the case of forward contracts and currency swaps, and of cross-currency swaps that qualify for hedge accounting on the basis of changes in spot rates, Sanofi may elect for each transaction to use the option whereby the premium/discount or foreign currency basis spread are treated in the same way as the time value of an option.

Discontinuation of hedge accounting

Hedge accounting is discontinued when the eligibility criteria are no longer met (in particular, when the hedging instrument expires or is sold, terminated or exercised), or if there is a change in the market risk management objective of the hedging relationship.

Update to Note B.8.5. (“Non-derivative financial liabilities”) to the consolidated financial statements for the year ended December 31, 2017

Borrowings and debt

Bank borrowings and debt instruments are initially measured at fair value of the consideration received, net of directly attributable transaction costs.

Subsequently, they are measured at amortized cost using the effective interest method. All costs related to the issuance of borrowings or debt instruments, and all differences between the issue proceeds net of transaction costs and the value on redemption, are recognized within Financial expenses in the income statement over the term of the debt using the effective interest method.

Liabilities related to business combinations and to non-controlling interests

These line items record the fair value of (i) contingent consideration payable in connection with business combinations and (ii) commitments to buy out equity holders of subsidiaries, including put options granted to non-controlling interests.

Adjustments to the fair value of commitments to buy out equity holders of subsidiaries, including put options granted to non-controlling interests, are recognized in equity.

19 | Sanofi – 2018 HALF-YEAR FINANCIAL REPORT

Other non-derivative financial liabilities

Other non-derivative financial liabilities include trade accounts payable, which are measured at fair value (which in most cases equates to face value) on initial recognition, and subsequently at amortized cost.

Update to Note B.8.6. (“Fair value of financial instruments”) to the consolidated financial statements for the year ended December 31, 2017

Under IFRS 13 (Fair Value Measurement) and IFRS 7 (Financial Instruments: Disclosures), fair value measurements must be classified using a hierarchy based on the inputs used to measure the fair value of the instrument. This hierarchy has three levels:

•	level 1: quoted prices in active markets for identical assets or liabilities (without modification or repackaging);

•	level 2: quoted prices in active markets for similar assets and liabilities, or valuation techniques in which all important inputs are derived from observable market data;

•	level 3: valuation techniques in which not all important inputs are derived from observable market data.

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The table below shows the disclosures required under IFRS 7 relating to the measurement principles applied to financial instruments.

					Method used to determine fair value
						Market data
Note	Type of financial instrument	Measurement principle	Level in fair value hierarchy	Valuation technique	Valuation model	Exchange rate	Interest rate	Volatilities
B.6.	Financial assets measured at fair value (quoted equity instruments)	Fair value	1	Market value	Quoted market price	N/A

B.6.	Financial assets measured at fair value (quoted debt instruments)	Fair value	1	Revenue-based approach	Quoted market price	N/A

B.6.	Financial assets measured at fair value (unquoted equity instruments)	Fair value	3	Amortized cost/ Peer comparison (primarily)	If cost ceases to be a representative measure of fair value, an internal valuation based primarily on peer comparison is used.

B.6.	Financial assets at fair value (contingent consideration receivable):	Fair value	3	Revenue-based approach	Under IFRS 9, contingent consideration receivable on a divestment is a financial asset. The fair value of such assets is determined by adjusting the contingent consideration at the end of the reporting period using the method described in Note D.7. to the consolidated financial statements for the year ended December 31, 2017.

B.6.	Long-term loans and advances and other non-current receivables	Amortized cost	N/A	N/A	The amortized cost of long-term loans and advances and other non-current receivables at the end of the reporting period is not materially different from their fair value.

B.6.	Financial assets recognized under the fair value option(a)	Fair value	1	Market value	Net asset value	N/A

B.10.	Forward currency contracts	Fair value	2		Present value of future cash flows	Mid Market Spot	< 1 year: Mid Money Market > 1 year: Mid Zero Coupon	N/A

B.10.	Interest rate swaps	Fair value	2	Revenue-based approach	Present value of future cash flows	Mid Market Spot	< 1 year: Mid MoneyMarket and LIFFE interest rate futures > 1 year: Mid Zero Coupon	N/A

B.10.	Cross-currency swaps	Fair value	2		Present value of future cash flows	Mid Market Spot	< 1 year: Mid Money Market and LIFFE interest rate futures > 1 year: Mid Zero Coupon	N/A

B.9.	Investments in mutual funds	Fair value	1	Market value	Net asset value	N/A

B.9.	Negotiable debt instruments, commercial paper, instant access deposits and term deposits	Amortized cost	N/A	N/A	Because these instruments have a maturity of less than 3 months, amortized cost is regarded as an acceptable approximation of fair value as disclosed in the notes to the consolidated financial statements.

B.9.	Debt	Amortized cost (b)	N/A	N/A

In the case of debt with a maturity of less than 3 months, amortized cost is regarded as an acceptable approximation of fair value as reported in the notes to the consolidated financial statements.

For debt with a maturity of more than 3 months, fair value as reported in the notes to the consolidated financial statements is determined either by reference to quoted market prices at the end of the reporting period (quoted instruments) or by discounting the future cash flows based on observable market data at the end of the reporting period (unquoted instruments).

B.11.	Liabilities related to business combinationsand to non-controlling interests (CVRs)	Fair value	1	Market value	Quoted market price			N/A

B.11.	Liabilities related to business combinations and to non-controlling interests (other than CVRs)	Fair value (c)	3	Revenue-based approach	Under IAS 32, contingent consideration payable in a business combination is a financial liability. The fair value of such liabilities is determined by adjusting the contingent consideration at the end of the reporting period using the method described in Note B.11.

(a)	These assets are held to fund a deferred compensation plan offered to certain employees.
(b)

In the case of debt designated as a hedged item in a fair value hedging relationship, the carrying amount in the consolidated balance sheet includes changes in fair value attributable to the hedged risk(s).

(c)

For business combinations completed prior to application of the revised IFRS 3, contingent consideration is recognized when payment becomes probable. See Note B.3.1. to the financial statements for the year ended December 31, 2017.

Update to Note B.8.7. (“Derecognition of financial instruments”) to the consolidated financial statements for the year ended December 31, 2017

Financial assets are derecognized when the contractual rights to cash flows from the asset have ended or have been transferred and when Sanofi has transferred substantially all risks and rewards of ownership of the asset. If Sanofi has neither transferred nor retained substantially all the risks and rewards of ownership of a financial asset, it is derecognized if Sanofi does not retain control of the asset.

A financial liability is derecognized when Sanofi’s contractual obligations in respect of the liability are discharged, cancelled or extinguished.

21 | Sanofi – 2018 HALF-YEAR FINANCIAL REPORT

Update to Note B.8.8. (“Risks relating to financial instruments”) to the consolidated financial statements for the year ended December 31, 2017

Market risks in respect of non-current financial assets, cash equivalents, derivative instruments and debt are described in the discussions of risk factors presented in Item 3.D. and Item 11 of Sanofi’s Annual Report on Form 20-F for 2017.

Credit risk is the risk that customers may fail to pay their debts. This risk also arises as a result of the concentration of Sanofi’s sales with its largest customers, in particular certain wholesalers in the United States, and is also described in the discussion of risk factors in the Annual Report on Form 20-F for 2017.

Update to Note B.18. (“Fair value remeasurement of contingent consideration”) to the consolidated financial statements for the year ended December 31, 2017

Changes in the fair value of contingent consideration that was (i) already carried in the books of an acquired entity, or (ii) granted in connection with a business combination and initially recognized as a liability in accordance with the revised IFRS 3, are reported in profit or loss. Such adjustments are reported separately in the income statement, in the line item Fair value remeasurement of contingent consideration.

This line item also includes changes in the fair value of contingent consideration receivable in connection with a divestment and classified as a financial asset at fair value through profit or loss.

Finally, it includes the effect of the unwinding of discount, and of exchange rate movements where the asset or liability is expressed in a currency other than the functional currency of the reporting entity.

A.2. USE OF ESTIMATES AND JUDGMENTS

The preparation of financial statements requires management to make reasonable estimates and assumptions based on information available at the date of the finalization of the financial statements. Those estimates and assumptions may affect the reported amounts of assets, liabilities, revenues and expenses in the financial statements, and disclosures of contingent assets and contingent liabilities as of the date of the review of the financial statements. Examples of estimates and assumptions include:

•	amounts deducted from sales for projected sales returns, chargeback incentives, rebates and price reductions;

•	impairment of property, plant and equipment, intangible assets, and investments accounted for using the equity method;

•	the valuation of goodwill and the valuation and useful life of acquired intangible assets;

•	the measurement of contingent consideration receivable in connection with asset divestments;

•	the measurement of financial assets at amortized cost;

•	the measurement of equity investments in unquoted entities;

•	the amount of post-employment benefit obligations;

•	the amount of provisions for restructuring, litigation, tax risks and environmental risks;

•	the amount of deferred tax assets resulting from tax losses available for carry-forward and deductible temporary differences;

•

the direct and indirect impacts recorded in 2017 of the US tax reform (Tax Cuts and Jobs Act of 2017), including the estimated tax charge on deemed repatriation that is attributable to the accumulated earnings of non-US operations. The estimate of such tax charge will be finalized based on further analysis and, as the case may be, computations taking into account any future clarifications and supplementary guidance issued by the US Congress, the US Internal Revenue Service, the US Securities and Exchange Commission or other regulators;

•	the measurement of contingent consideration liabilities.

Actual results could differ from these estimates.

For half-year financial reporting purposes, and as allowed under IAS 34, Sanofi has determined income tax expense on the basis of an estimate of the effective tax rate for the full financial year. This rate is applied to business operating income plus financial income and minus financial expenses, and before (i) the share of profit/loss of investments accounted for using the equity method and (ii) net income attributable to non-controlling interests. The estimated full-year effective tax rate is based on the tax rates that will be applicable to projected pre-tax profits or losses arising in the various tax jurisdictions in which Sanofi operates.

Management is also required to exercise judgment in assessing whether the criteria specified in IFRS 5 (Non-Current Assets Held for Sale and Discontinued Operations) are met, and hence whether a non-current asset or asset group should be classified as “held for sale or exchange” and whether a discontinued operation should be reported separately. Such assessments are reviewed at each reporting date based on the facts and circumstances.

2018 HALF-YEAR FINANCIAL REPORT – Sanofi | 22

A.3. SEASONAL TRENDS

Sanofi’s activities are not subject to significant seasonal fluctuations.

A.4. CONSOLIDATION AND FOREIGN CURRENCY TRANSLATION OF THE FINANCIAL STATEMENTS OF SUBSIDIARIES IN HYPERINFLATIONARY ECONOMIES

In 2018, Sanofi is continuing to account for subsidiaries based in Venezuela using the full consolidation method, on the basis that the criteria for control as specified in IFRS 10 (Consolidated Financial Statements) are still met. Since the end of January 2018, changes to the Venezuelan foreign exchange system mean that the “DICOM” rate is now compulsory and applies to all transactions. The “DIPRO” rate, set at 10 bolivars per US dollar, has been discontinued. The “DICOM” rate is a floating exchange rate against the US dollar that initially stood at 206 bolivars per US dollar at the beginning of 2016 and was approximately 115,000 bolivars per US dollar as of June 30, 2018. Consequently, the contribution of Sanofi’s Venezuelan subsidiaries to the consolidated financial statements is immaterial.

In Argentina, the cumulative rate of inflation over the last three years is in excess of 100%, based on a combination of indices used to measure inflation in that country. Consequently, Sanofi intends to regard Argentina as a hyperinflationary economy from July 1, 2018 onwards and to apply IAS 29 (Financial Reporting in Hyperinflationary Economies). Under IAS 29, non-monetary balance sheet items must be restated using a general price index; monetary items are not restated. Items in the income statement and the statement of comprehensive income must be restated by applying the change in the general price index from the dates when the items of income and expenses were initially recorded in the financial statements.

The impact of hyperinflation on Sanofi’s Argentinean subsidiaries would be immaterial in the Sanofi financial statements for the six months ended June 30, 2018. The exchange rate used as of that date is 28.47 Argentinean pesos per US dollar.

A.5. NEW PRONOUNCEMENTS ISSUED BY THE IASB AND APPLICABLE FROM 2019 OR LATER

A.5.1. STANDARDS

In January 2016 the IASB issued IFRS 16 (Leases), which aligns the accounting treatment of operating leases with that already applied to finance leases (i.e. recognition in the balance sheet of a liability for future lease payments, and of an asset for the associated rights of use). The first-time application of IFRS 16 will also lead to a change in presentation:

•

In the income statement: the rental expense currently recognized as a component of Operating income will, under IFRS 16, be recognized partly as depreciation expense within Operating income, and partly within Financial expenses.

•

In the statement of cash flows: the rental payments currently presented within Net cash provided by/(used in) operating activities will, under IFRS 16, be presented within Net cash provided by/(used in) financing activities to the extent that those payments are allocated to repayment of the lease liability.

IFRS 16 is applicable to annual reporting periods beginning on or after January 1, 2019.

Most of the leases contracted by Sanofi are operating leases in which Sanofi is the lessee. The main assets leased are buildings, cars, and computer hardware. An impact assessment is ongoing. For information, Sanofi’s obligations under non-cancelable operating leases are disclosed in Note D.21. to the consolidated financial statements for the year ended December 31, 2017.

In addition, some supply and service contracts are also being assessed.

Sanofi’s IFRS 16 project is being led by a team composed of representatives from the various support functions involved (purchasing, real estate, information systems, finance, shared services). As of June 30, 2018, Sanofi has completed the inventorization of the vast majority of active leases.

For first-time application of IFRS 16, Sanofi expects to elect application as of January 1, 2019 with no restatement of prior periods, using the simplified retrospective method.

As of today and on the basis of current contracts, Sanofi’s preliminary estimate of the obligation for future lease payments, determined in accordance with IFRS 16, would lie between €1.2 billion and €1.6 billion.

Impact analysis is ongoing, and consequently that estimate may be subject to change.

23 | Sanofi – 2018 HALF-YEAR FINANCIAL REPORT

A.5.2. AMENDMENTS, ANNUAL IMPROVEMENTS AND INTERPRETATIONS

Sanofi does not expect a material impact from the application of:

•	Amendments issued under the “Annual Improvements 2015-2017” program on December 12, 2017, and applicable from January 1, 2019 onwards subject to endorsement by the European Union.

•

“Plan Amendment, Curtailment or Settlement” (amendments to IAS 19), issued on February 7, 2018, will be applicable prospectively to plan amendments from January 1, 2019 onwards subject to endorsement by the European Union.

•

“Amendments to References to the Conceptual Framework in IFRS Standards”, issued on March 29, 2018, is applicable from January 1, 2020 onwards subject to endorsement by the European Union. This amendment updates references to the conceptual framework in various IFRS standards following publication of the new conceptual framework by the IASB in March 2018. In practice, Sanofi does not expect any material impact from this amendment, which alters the form but not the substance of the accounting principles contained in IFRS standards.

Sanofi will not early adopt these pronouncements.

2018 HALF-YEAR FINANCIAL REPORT – Sanofi | 24

B/ SIGNIFICANT INFORMATION FOR THE FIRST HALF OF 2018

B.1. CHANGES IN THE SCOPE OF CONSOLIDATION DUE TO ACQUISITIONS AND DIVESTMENTS

Acquisition of Bioverativ

On January 22, 2018, Sanofi and Bioverativ Inc. (Bioverativ), a biotechnology company focused on therapies for hemophilia and other rare blood disorders, entered into a definitive agreement under which Sanofi offered to acquire all of the outstanding shares of Bioverativ for $105 per share in cash, representing an equity value of approximately $11.6 billion (on a fully diluted basis). The transaction was unanimously approved by both the Sanofi and Bioverativ Boards of Directors. On February 7, 2018, Sanofi commenced a tender offer to acquire all of the outstanding shares of common stock of Bioverativ for $105 per share in cash, without interest thereon and net of any required tax withholding. On March 8, 2018, the acquisition of Bioverativ was completed, with Sanofi holding all the outstanding shares of Bioverativ on expiration of the tender offer.

The provisional purchase price allocation resulted in the recognition of goodwill amounting to €2,640 million, as indicated below:

(€ million)	Fair value at acquisition date
Other intangible assets	8,154
Inventories	145
Other current and non-current assets and liabilities	445
True North Therapeutics contingent consideration liability	(226)
Net deferred tax position	(1,804)
Net assets of Bioverativ	6,714
Goodwill	2,640
Purchase price	9,354

The other intangible assets recognized mainly comprise marketed hemophilia products (Eloctate®, Alprolix®), and development projects relating to treatments for rare hematological disorders.

Goodwill represents (i) the pipeline of future products in early-stage research and development not identified individually at the acquisition date; (ii) the capacity to draw on a specialized structure to refresh the existing product portfolio; (iii) the competencies of Bioverativ staff; (iv) the benefits derived from the creation of new growth platforms; and (v) the expected future synergies and other benefits from the combination of Bioverativ and Sanofi.

The goodwill arising on this acquisition is not tax deductible.

From the acquisition date, the contributions from Bioverativ to net sales and operating profit of the Pharmaceuticals segment (for a definition refer to Note D.35., “Segment Information” to the consolidated financial statements for the year ended December 31, 2017) amount to €321 million and €159 million, respectively. Over the same period, Bioverativ made a negative contribution of €163 million to net profit, including expenses charged during the period relating to the fair value remeasurement of assets recognized at the acquisition date. During the first half of 2018, Bioverativ generated net sales of €497 million.

Acquisition-related costs recognized in profit or loss for the period amounted to €25 million, and were recorded primarily within Other operating expenses.

The net cash outflow on this acquisition amounts to €8,932 million, and is recorded within Acquisitions of consolidated undertakings and investments accounted for using the equity method in the consolidated statements of cash flows.

25 | Sanofi – 2018 HALF-YEAR FINANCIAL REPORT

Acquisition of Ablynx

In January 2018, Sanofi and Ablynx, a biopharmaceutical company engaged in the discovery and development of Nanobodies®, entered into a definitive agreement under which Sanofi offered to acquire all of the outstanding ordinary shares, including shares represented by American Depositary Shares (ADSs), warrants and convertible bonds of Ablynx, at a price per Ablynx share of €45 in cash, valuing Ablynx at approximately €3.9 billion (on a fully diluted basis). The transaction was unanimously approved by both the Sanofi and Ablynx Boards of Directors. On May 14, 2018, Sanofi and Ablynx announced that at the end of the initial acceptance period of the tender offer, Sanofi held 95.60% of the outstanding shares of Ablynx, of which more than 90% had been acquired through the offers. On June 19, 2018, after the end of the squeeze-out tender period, Sanofi announced that it held all the outstanding shares of Ablynx.

The provisional purchase price allocation resulted in the recognition of goodwill amounting to €2,301 million, as indicated below:

(€ million)	Fair value at acquisition date
Other intangible assets	1,689
Other current and non-current assets and liabilities	332
Net deferred tax position	(422)
Net assets of Ablynx	1,599
Goodwill	2,301
Purchase price	3,900

The impact of this acquisition on the business net income and net income of Sanofi for the first half of 2018 is immaterial.

Goodwill represents (i) the pipeline of future products in early-stage research and development not identified individually at the acquisition date; (ii) the capacity to draw on a specialized structure to refresh the existing product portfolio; (iii) the competencies of Ablynx staff; (iv) the benefits derived from the creation of new growth platforms; and (v) the expected future synergies and other benefits from the combination of Ablynx and Sanofi.

The goodwill arising on this acquisition is not tax deductible.

The net cash outflow on this acquisition amounts to €3,642 million, and is recorded within Acquisitions of consolidated undertakings and investments accounted for using the equity method in the consolidated statements of cash flows.

Divestment of the European Generics business

Further to the exclusivity agreement of April 17, 2018 between Sanofi and Advent International (Advent) under which Advent would acquire Zentiva, Sanofi’s European Generics business, for an enterprise value of €1,919 million, the two groups announced on June 28, 2018 that they had finalized their negotiations by signing a share purchase agreement. As of June 30, 2018, completion of the transaction is regarded as highly probable. Consequently, all assets of the European Generics business included in the sale, and all liabilities directly related to those assets, are presented in the line items Assets held for sale or exchange and Liabilities related to assets held for sale or exchange, respectively, in the consolidated balance sheet. The European Generics business is not an operating segment of Sanofi and does not qualify as a discontinued operation under IFRS 5.

The European Generics business is included in the Pharmaceuticals segment. For detailed information about the contribution of the European Generics business to the consolidated financial statements, refer to Note B.21.

Divestment of shares in Regeneron Pharmaceuticals Inc. (Regeneron)

During the first half of 2018, Sanofi divested 0.1 million shares in the biopharmaceutical company Regeneron at market value (€32 million). As of June 30, 2018 Sanofi’s investment in Regeneron had a carrying amount of €2,624 million (see Note B.5.). This represents an equity interest of 22.0% as of that date, compared with 22.2% as at December 31, 2017.

B.2. PROPERTY, PLANT AND EQUIPMENT

Acquisitions of property, plant and equipment during the first half of 2018 amounted to €608 million. These included €387 million of investments in the Pharmaceuticals segment, primarily in industrial facilities (€310 million). The Vaccines segment accounted for €167 million of investments during the period, and the Consumer Healthcare segment for €2 million.

Impairment losses of €31 million were charged against property, plant and equipment in the first half of 2018, primarily in the Pharmaceuticals segment.

Firm orders for property, plant and equipment stood at €584 million as of June 30, 2018.

2018 HALF-YEAR FINANCIAL REPORT – Sanofi | 26

B.3. GOODWILL AND OTHER INTANGIBLE ASSETS

Movements in intangible assets other than goodwill during the first half of 2018 were as follows:

(€ million)	Acquired R&D	Products, trademarks and other rights	Software	Total other intangible assets
Gross value at January 1, 2018	3,679	53,638	1,368	58,685
Changes in scope of consolidation	3,383	6,460	1	9,844
Acquisitions and other increases	98	5	104	207
Disposals and other decreases	(21)	(38)	(14)	(73)
Currency translation differences	160	1,191	6	1,357
Transfers (a)	(11)	9	3	1
Reclassification of the European Generics business	(6)	(617)	(31)	(654)
Gross value at June 30, 2018	7,282	60,648	1,437	69,367
Accumulated amortization & impairment at January 1, 2018	(2,204)	(42,476)	(925)	(45,605)
Amortization expense	—	(1,009)	(53)	(1,062)
Impairment losses, net of reversals (b)	(17)	(84)	—	(101)
Disposals and other decreases	2	37	14	53
Currency translation differences	(36)	(742)	(4)	(782)
Reclassification of the European Generics business	3	552	11	566
Accumulated amortization & impairment at June 30, 2018	(2,252)	(43,722)	(957)	(46,931)
Carrying amount at December 31, 2017	1,475	11,162	443	13,080
Carrying amount at June 30, 2018	5,030	16,926	480	22,436

(a)	The “Transfers” line mainly relates to acquired R&D that came into commercial use during the period and is being amortized from the date of marketing approval.
(b)	See Note B.4.

Acquisitions of other intangible assets (excluding software) in the first half of 2018 totaled €103 million. The principal items were upfront and milestone payments within the Vaccines segment and by Sanofi Genzyme. The item “Products, trademarks and other rights” mainly comprises:

•	marketed products, with a carrying amount of €16.4 billion as of June 30, 2018 (versus €10.6 billion as of December 31, 2017) and a weighted average amortization period of approximately 10 years;

•	trademarks, with a carrying amount of €0.1 billion as of June 30, 2018 (versus €0.2 billion as of December 31, 2017) and a weighted average amortization period of approximately 13 years.

The table below provides information about the principal marketed products, which represented approximately 89% of the carrying amount of that item as of June 30, 2018:

(€ million)	Gross value	Accumulated amortization & impairment	Carrying amount June 30, 2018	Amortization period (years) (a)	Residual amortization period (years) (b)	Carrying amount December 31, 2017
Genzyme	10,471	(7,039)	3,432	10	5	3,834
Boehringer Ingelheim Consumer Healthcare	3,710	(364)	3,346	16	15	3,442
Aventis	32,899	(32,452)	447	9	3	584
Chattem	1,254	(491)	763	23	15	766
Bioverativ	6,775	(167)	6,608	13	13	—
Total: principal marketed products	55,109	(40,513)	14,596			8,626

(a)	Weighted averages. The amortization periods for these products vary between 1 and 25 years.
(b)	Weighted averages.

Goodwill amounted to €44,828 million as of June 30, 2018, versus €40,264 million as of December 31, 2017. Movements during the first half of 2018 were mainly due to the goodwill of €2,640 million and €2,301 million arising on the acquisitions of Bioverativ and Ablynx respectively, as described in Note B.1., and to currency translation differences. The reclassification of the European Generics business to Assets held for sale or exchange had an impact of €913 million on goodwill.

27 | Sanofi – 2018 HALF-YEAR FINANCIAL REPORT

B.4. IMPAIRMENT OF INTANGIBLE ASSETS

The results of impairment tests on other intangible assets led to the recognition of an impairment loss of €101 million in the first half of 2018, mainly on Lemtrada®, a product marketed in the United States.

B.5. INVESTMENTS ACCOUNTED FOR USING THE EQUITY METHOD

Investments accounted for using the equity method consist of associates and joint ventures (see Note B.1. to the consolidated financial statements for the year ended December 31, 2017).

Investments accounted for using the equity method comprise:

(€ million)	% interest	June 30, 2018	December 31, 2017 (a)
Regeneron Pharmaceuticals, Inc.	22.0	2,624	2,496
Onduo LLC	50.0	135	141
Infraserv GmbH & Co. Höchst KG (b)	31.2	63	73
Entities and companies managed by Bristol-Myers Squibb (c)	49.9	39	38
Other investments	—	103	99
Total		2,964	2,847

(a)	Includes the effects of first-time application of IFRS 15 on revenue recognition (see Note A.1.2.).
(b)	Joint venture.
(c)	Under the terms of the agreements with BMS (see Note C.2. to the consolidated financial statements for the year ended December 31, 2017), Sanofi’s share of the net assets of entities majority-owned by BMS is recorded in Investments accounted for using the equity method.

As of June 30, 2018, the market value of Sanofi’s investment in Regeneron was €7,040 million (based on a quoted stock market price of $344.99 per share as of that date), versus €7,487 million as of December 31, 2017 (based on a quoted stock market price of $375.96 per share as of that date).

The financial statements include commercial transactions between Sanofi and some equity-accounted investments that are classified as related parties. The main transactions and balances with related parties are summarized below:

(€ million)	June 30, 2018	June 30, 2017 (a)	December 31, 2017 (a)
Sales	16	18	33
Royalties and other income (b)	66	37	100
Accounts receivable and other receivables (b)	35	29	85
Purchases and other expenses (including research expenses) (b)	385	410	777
Accounts payable and other payables (b)	221	215	217

(a)	Includes the effects of first-time application of IFRS 15 on revenue recognition (see Note A.1.2.).
(b)	These amounts mainly comprise transactions with Regeneron.

2018 HALF-YEAR FINANCIAL REPORT – Sanofi | 28

B.6. OTHER NON-CURRENT ASSETS

Other non-current assets comprise:

(€ million)	June 30, 2018	December 31, 2017
Equity instruments at fair value through other comprehensive income (a)	1,217	1,389
Debt instruments at fair value through other comprehensive income (a)	219	199
Other financial assets at fair value through profit or loss (a)	845	930
Pre-funded pension obligations	59	53
Long-term loans and advances and other non-current receivables	721	730
Derivative financial instruments	72	63
Total	3,133	3,364

(a)	Balance as of December 31, 2017 have been reclassified to the new financial asset categories required under IFRS 9, applicable with effect from January 1, 2018 (see Note A.1.3.).

The line item Equity instruments at fair value through other comprehensive income includes in particular the following quoted and unquoted equity investments:

•

an equity interest in Alnylam Pharmaceuticals, Inc., acquired at the start of 2014 in connection with the rare diseases development and collaboration agreement with that company. Based on quoted market prices, the carrying amount of the equity interest was €893 million as of June 30, 2018, versus €1,118 million as of December 31, 2017;

•

an equity injection into MyoKardia, Inc., initiated under a collaboration agreement signed with that company in September 2014, valued at €178 million as of June 30, 2018 and representing an equity interest of approximately 9% as of that date (versus €141 million and an equity interest of approximately 11% as of December 31, 2017); and

•

an equity injection into JHL Biotech, Inc. carried out under a collaboration agreement signed with that company on December 5, 2016, valued at €50 million as of June 30, 2018 and representing an equity interest of approximately 13% as of that date (versus €49 million and an equity interest of approximately 13% as of December 31, 2017).

The line item Debt instruments at fair value through other comprehensive income includes quoted euro-denominated senior bonds amounting to €219 million as of June 30, 2018 (versus €199 million as of December 31, 2017).

The line item Other financial assets at fair value through profit or loss includes:

•

contingent consideration receivable by Sanofi following the dissolution of the Sanofi Pasteur MSD joint venture (see Note D.7. to the consolidated financial statements for the year ended December 31, 2017). The amount of that receivable as of June 30, 2018 was €324 million, €269 million of which was non-current (compared with €342 million and a non-current portion of €292 million as of December 31, 2017). The fair value of the MSD contingent consideration is determined by applying the royalty percentage stipulated in the contract to discounted sales projections. Changes in the fair value of this asset are reported separately in the income statement, in the line item Fair value remeasurement of contingent consideration (see Note A.1.3.). The change in fair value recognized during the first half of 2018 was due primarily to a reassessment of the commercial prospects for MSD products;

•	financial assets held to meet obligations to employees under post-employment benefit plans, amounting to €138 million as of June 30, 2018 (versus €198 million as of December 31, 2017);

•	a portfolio of financial investments (amounting to €362 million) held to fund a deferred compensation plan provided to certain employees (versus €345 million as of December 31, 2017).

The entire equity interest held by Sanofi in Voyager Therapeutics was divested during the first half of 2018. That investment had a carrying amount of €34 million as of December 31, 2017.

Sanofi’s equity interest in Impact Therapeutics, Inc. was divested in the first half of 2018. A financial gain was recognized on the divestment (see Note B.18.).

29 | Sanofi – 2018 HALF-YEAR FINANCIAL REPORT

B.7. ACCOUNTS RECEIVABLE

Accounts receivable break down as follows:

(€ million)	June 30, 2018	December 31, 2017
Gross value	6,786	7,405
Allowances	(184)	(189)
Carrying amount	6,602	7,216

The impact of allowances against accounts receivable in the first half of 2018 was a net expense of €3 million (versus €18 million for the first half of 2017).

The table below shows the aging profile of overdue accounts receivable, based on gross value:

	Overdue accounts	Overdue	Overdue	Overdue	Overdue	Overdue
(€ million)	gross value	<1 month	1 to 3 months	3 to 6 months	6 to 12 months	> 12 months
June 30, 2018	469	165	116	78	30	80
December 31, 2017	644	247	143	113	48	93

Some Sanofi subsidiaries have assigned receivables to factoring companies or banks without recourse. The amount of receivables that met the conditions described in Note B.8.7. to the consolidated financial statements for the year ended December 31, 2017 and hence were derecognized was €709 million as of June 30, 2018 (versus €437 million as of December 31, 2017). The residual guarantees relating to those transfers were immaterial as of June 30, 2018.

B.8. CONSOLIDATED SHAREHOLDERS’ EQUITY

B.8.1. SHARE CAPITAL

As of June 30, 2018, the share capital was €2,498,116,074 and consisted of 1,249,058,037 shares (the total number of shares outstanding) with a par value of €2.

Treasury shares held by Sanofi are as follows:

	Number of shares	% of share capital
	(million)	for the period
June 30, 2018	2.0	0.16%
December 31, 2017	0.2	0.01%
June 30, 2017	5.0	0.40%
January 1, 2017	20.0	1.55%

A total of 131,018 shares were issued in the first half of 2018 as a result of the exercise of Sanofi stock subscription options.

In addition, a total of 3,333,488 shares vested and were issued in the first half of 2018 under restricted share plans.

B.8.2. REPURCHASE OF SANOFI SHARES

On May 2, 2018, the Annual General Meeting of Sanofi shareholders approved a share repurchase program for a period of 18 months. Under that program (and that program alone), Sanofi repurchased 1,879,789 of its own shares during the first half of 2018 for a total amount of €127 million.

On May 10, 2017, the Annual General Meeting of Sanofi shareholders approved a share repurchase program for a period of 18 months. Under that program (and that program alone), Sanofi repurchased 8,489,873 of its own shares during the first half of 2018 for a total amount of €600 million.

2018 HALF-YEAR FINANCIAL REPORT – Sanofi | 30

B.8.3. REDUCTIONS IN SHARE CAPITAL

On April 26, 2018, the Board of Directors approved the cancellation of 7,239,803 treasury shares (€512 million including additional paid-in capital), representing 0.58% of the share capital as of June 30, 2018.

Those cancellations have no net impact on the total amount of shareholders’ equity.

B.8.4. RESTRICTED SHARE PLANS

Restricted share plans are accounted for in accordance with the policies described in Note B.24.3. to the consolidated financial statements for the year ended December 31, 2017. The principal features of the plans awarded in 2018 are set forth below:

2018
Type of plan	Performance share plan
Date of Board meeting approving the plan	May 2, 2018
Total number of shares subject to a 3-year service period	4,390,216
Fair value per share awarded (a)	56.59
Fair value of plan at the date of grant (€ million)	248

(a)	Quoted market price per share at the date of grant, adjusted for dividends expected during the vesting period.

The total expense recognized for all restricted and performance share plans in the six months ended June 30, 2018 was €118 million, versus €103 million in the comparable period of 2017.

The number of shares not yet fully vested as of June 30, 2018 was 13,765,202, comprising 4,388,361 under the 2018 plans; 3,408,614 under the 2017 plans; 3,759,373 under the 2016 plans; and 2,208,854 under the 2015 plans.

B.8.5. CAPITAL INCREASES

On March 6, 2018, the Sanofi Board of Directors approved an employee share ownership plan in the form of a capital increase reserved for employees. Employees were offered the opportunity to subscribe to the capital increase at a price of €52.66 per share, representing 80% of the average of the opening quoted market prices of Sanofi shares during the 20 trading days preceding June 9, 2018.

The subscription period was open from June 11 through June 29, 2018. For each tranche of five shares applied for, the applicant received one additional new share by way of employer’s contribution; and for each application for 20 or more shares, the applicant received an additional four new shares by way of employer’s contribution. The plan resulted in a total of 2,298,783 shares being subscribed for, and the issuance of a further 102,401 shares as an employer’s contribution under the terms of the plan.

An expense of €32 million was recognized for this plan in the six months ended June 30, 2018. The shares will be issued, and the capital increase recognized in shareholders’ equity, on July 27, 2018.

On March 2, 2017, the Sanofi Board of Directors approved an employee share ownership plan in the form of a capital increase reserved for employees. Employees were offered the opportunity to subscribe to the capital increase at a price of €70.01 per share, representing 80% of the average of the opening quoted market prices of Sanofi shares during the 20 trading days preceding June 14, 2017.

The subscription period was open from June 19 through June 30, 2017. For each tranche of five shares applied for, the applicant received one additional new share by way of employer’s contribution; and for each application for 20 or more shares, the applicant received an additional four new shares by way of employer’s contribution.

The plan resulted in a total of 1,528,982 shares being subscribed for, and the issuance of a further 92,116 shares as an employer’s contribution under the terms of the plan. An expense of €21 million was recognized for this plan in the six months ended June 30, 2017.

31 | Sanofi – 2018 HALF-YEAR FINANCIAL REPORT

B.8.6. STOCK SUBSCRIPTION OPTION PLANS

On May 2, 2018, the Board of Directors granted 220,000 stock subscription options at an exercise price of €65.84 per share. The vesting period is four years, and the plan expires on May 2, 2028.

Sanofi used the following assumptions in determining the fair value of the plan:

•	dividend yield: 4.87%;

•	plan maturity: 7 years;

•	volatility of Sanofi shares, computed on a historical basis: 23.10%;

•	risk-free interest rate: 0.363%.

On that basis, the fair value of one option is €6.32, and the fair value of the stock subscription option plan awarded in June 2018 is €1 million. That amount is recognized as an expense over the vesting period, with the corresponding amount recognized directly in equity.

The total expense recognized for all stock options in the six months ended June 30, 2018 was €1 million, versus €2 million in the comparable period of 2017.

The table below provides summary information about options outstanding and exercisable as of June 30, 2018:

	Outstanding			Exercisable
		Average residual life	Weighted average exercise price per share		Weighted average exercise price per share
Range of exercise prices	Number of options	(years)	(€)	Number of options	(€)
From €30.00 to €40.00 per share	99,621	0.75	38.08	99,621	38.08
From €40.00 to €50.00 per share	1,605,816	0.67	45.09	1,605,816	45.09
From €50.00 to €60.00 per share	3,430,945	2.04	54.21	3,430,945	54.21
From €60.00 to €70.00 per share	220,000	9.85	65.84	—	—
From €70.00 to €80.00 per share	1,796,920	5.87	73.64	1,395,420	72.99
From €80.00 to €90.00 per share	770,004	7.91	89.18	—	—
Total	7,923,306			6,531,802

B.8.7. NUMBER OF SHARES USED TO COMPUTE DILUTED EARNINGS PER SHARE

Diluted earnings per share is computed using the number of shares outstanding plus stock options with dilutive effect and restricted shares.

(million)	June 30, 2018	June 30, 2017	December 31, 2017
Average number of shares outstanding	1,247.8	1,260.3	1,256.9
Adjustment for stock options with dilutive effect	1.2	3.2	2.7
Adjustment for restricted shares	5.9	7.1	7.2
Average number of shares used to compute diluted earnings per share	1,254.9	1,270.6	1,266.8

As of June 30, 2018, 2.8 million stock options were not taken into account in computing diluted earnings per share because they had no dilutive effect, compared with 0.8 million as of December 31, 2017 and 0.8 million as of June 30, 2017.

2018 HALF-YEAR FINANCIAL REPORT – Sanofi | 32

B.8.8. OTHER COMPREHENSIVE INCOME

Movements within other comprehensive income are shown below:

(€ million)	June 30, 2018 (6 months)	June 30, 2017 (6 months)	December 31, 2017 (12 months) (a)
Balance, beginning of period	(1,707)	973	973
Attributable to equity holders of Sanofi	(1,673)	992	992
Attributable to non-controlling interests	(34)	(19)	(19)
Impact of first-time application of IFRS 9 on comprehensive income (b)	(516)	—	—
Actuarial gains/(losses):
• Actuarial gains/(losses) excluding investments accounted for using the equity method	118	282	(30)
• Actuarial gains/(losses) of investments accounted for using the equity method, net of taxes	—	—	2
• Tax effects	(38)	(60)	(90)
• Equity instruments included in financial assets (b):
• Change in fair value (excluding investments accounted for using the equity method) (c)	(213)	—	—
• Change in fair value (investments accounted for using the equity method, net of taxes)	—	—	—
• Tax effects	50	—	—
Items not subsequently reclassifiable to profit or loss	(83)	222	(118)
Available-for-sale financial assets:
• Change in fair value (excluding investments accounted for using the equity method) (c)	—	324	837
• Change in fair value (investments accounted for using the equity method, net of taxes)	—	1	1
• Tax effects	—	(60)	(145)
• Debt instruments included in financial assets (b):
• Change in fair value (excluding investments accounted for using the equity method)	(1)	—	—
• Change in fair value (investments accounted for using the equity method, net of taxes)	—	—	—
• Tax effects	—	—	—
Cash flow hedges:
• Change in fair value (excluding investments accounted for using the equity method) (d)	5	(28)	(24)
• Change in fair value (investments accounted for using the equity method, net of taxes)	—	—	—
• Tax effects	(2)	9	8
Change in currency translation differences:
• Currency translation differences on foreign subsidiaries (excluding investments accounted for using the equity method) (d)(e)	737	(1,835)	(2,956)
• Currency translation differences (investments accounted for using the equity method)	67	(176)	(283)
Items subsequently reclassifiable to profit or loss	806	(1,765)	(2,562)
Balance, end of period	(1,500)	(570)	(1,707)
Attributable to equity holders of Sanofi	(1,463)	(543)	(1,673)
Attributable to non-controlling interests	(37)	(27)	(34)

(a)	Includes the effects of first-time application of IFRS15 on revenue recognition (see Note A.1.2.).
(b)	See Note A.1.3.
(c)

Of which reclassified to profit or loss: immaterial amount in the six months ended June 30, 2017, €(89) million in the year ended December 31, 2017. With effect from January 1, 2018, the financial asset category Available-for-sale financial assets is no longer applicable, in accordance with IFRS 9 (see Note A.1.3.).

(d)	Of which reclassified to profit or loss: immaterial amount in the six months ended June 30, 2018, and €(23) million in the six months ended June 30, 2017.
(e)

Items subsequently reclassifiable to profit or loss and attributable to the Animal Health business, divested January 1, 2017: €(170) million reclassified following the divestment, comprising €(147) million of currency translation differences and €(23) million of cash flow hedges.

33 | Sanofi – 2018 HALF-YEAR FINANCIAL REPORT

B.9. DEBT, CASH AND CASH EQUIVALENTS

Changes in financial position during the period were as follows:

(€ million)	June 30, 2018	December 31, 2017
Long-term debt	22,788	14,326
Short-term debt and current portion of long-term debt	6,153	1,275
Interest rate and currency derivatives used to hedge debt	(170)	(57)
Total debt	28,771	15,544
Cash and cash equivalents	(7,493)	(10,315)
Interest rate and currency derivatives used to hedge cash and cash equivalents	—	—
Debt, net of cash and cash equivalents	21,278	5,229

“Debt, net of cash and cash equivalents” is a financial indicator used by management and investors to measure Sanofi’s overall net indebtedness.

B.9.1. DEBT AT VALUE ON REDEMPTION

A reconciliation of the carrying amount of debt to value on redemption as of June 30, 2018 is shown below:

				Value on redemption
(€ million)	Carrying amount at June 30, 2018	Amortized cost	Adjustment to debt measured at fair value	June 30, 2018	December 31, 2017
Long-term debt	22,788	118	(73)	22,833	14,309
Short-term debt and current portion of long-term debt	6,153	1	—	6,154	1,275
Interest rate and currency derivatives used to hedge debt	(170)	—	61	(109)	(7)
Total debt	28,771	119	(12)	28,878	15,577
Cash and cash equivalents	(7,493)	—	—	(7,493)	(10,315)
Interest rate and currency derivatives used to hedge cash and cash equivalents	—	—	—	—	—
Debt, net of cash and cash equivalents	21,278	119	(12)	21,385	5,262

2018 HALF-YEAR FINANCIAL REPORT – Sanofi | 34

The table below shows an analysis of debt, net of cash and cash equivalents by type, at value on redemption:

	June 30, 2018			December 31, 2017
(€ million)	non-current	current	Total	non-current	current	Total
Bond issues	22,725	2,138	24,863	14,195	820	15,015
Other bank borrowings	74	3,702	3,776	81	203	284
Finance lease obligations	21	4	25	20	11	31
Other borrowings	13	3	16	13	4	17
Bank credit balances	—	307	307	—	237	237
Interest rate and currency derivatives used to hedge debt	(20)	(89)	(109)	(7)	—	(7)
Total debt	22,813	6,065	28,878	14,302	1,275	15,577
Cash and cash equivalents	—	(7,493)	(7,493)	—	(10,315)	(10,315)
Interest rate and currency derivatives used to hedge cash and cash equivalents	—	—	—	—	—	—
Debt, net of cash and cash equivalents	22,813	(1,428)	21,385	14,302	(9,040)	5,262

Principal financing and debt reduction transactions during the period

In March 2018, an €8 billion bond issue under the Sanofi Euro Medium Term Notes (EMTN) program, in six tranches:

•	€1 billion of floating-rate bonds maturing March 2020, with quarterly coupons and bearing interest at an annual rate of 3-month Euribor plus 15 basis points;

•	€500 million of fixed-rate bonds maturing March 2020, with annual coupons and bearing interest at an annual rate of 0.000%;

•	€1.75 billion of fixed-rate bonds maturing March 2023, with annual coupons and bearing interest at an annual rate of 0.500%;

•	€1.5 billion of fixed-rate bonds maturing March 2026, with annual coupons and bearing interest at an annual rate of 1.000%;

•	€2 billion of fixed-rate bonds maturing March 2030, with annual coupons and bearing interest at an annual rate of 1.375%; and

•	€1.25 billion of fixed-rate bonds maturing March 2038, with annual coupons and bearing interest at an annual rate of 1.875%.

In June 2018, a $2 billion bond issue under the Sanofi shelf registration statement program, in two tranches:

•	$1 billion of fixed-rate bonds maturing June 2023, with half-yearly coupons and bearing interest at an annual rate of 3.375%;

•	$1 billion of fixed-rate bonds maturing June 2028, with half-yearly coupons and bearing interest at an annual rate of 3.625%.

In connection with the tender offer for Ablynx, Sanofi contracted a €4.2 billion credit facility with BNP Paribas Fortis on January 28, 2018. This facility was not drawn down by Sanofi, and was cancelled on June 26, 2018 in line with the contractual terms.

Sanofi had the following arrangements in place as of June 30, 2018 to manage its liquidity in connection with current operations:

•	a syndicated credit facility of €4 billion, drawable in euros and in US dollars, due to expire on December 17, 2020 following the exercise of a second extension option in November 2015; and

•	a syndicated credit facility of €4 billion, drawable in euros and in US dollars, due to expire on December 3, 2021 following the exercise of a second extension option in November 2016.

Sanofi has no further extension options for those credit facilities. As of June 30, 2018, there were no drawdowns under either facility.

Sanofi also has two commercial paper programs, of €6 billion in France and $10 billion in the United States. During the first half of 2018 only the US program was used, with an average drawdown of $5.9 billion.

35 | Sanofi – 2018 HALF-YEAR FINANCIAL REPORT

The financing in place as of June 30, 2018 at the level of the holding company (which manages most of Sanofi’s financing needs centrally) is not subject to any financial covenants, and contains no clauses linking credit spreads or fees to the credit rating.

B.9.2. MARKET VALUE OF DEBT

The market value of debt, net of cash and cash equivalents and of derivatives and excluding accrued interest, amounted to €21,704 million as of June 30, 2018 (versus €5,718 million as of December 31, 2017). This compares with a value on redemption of €21,385 million (versus €5,262 million as of December 31, 2017).

B.10. DERIVATIVE FINANCIAL INSTRUMENTS

B.10.1. CURRENCY DERIVATIVES USED TO MANAGE OPERATING RISK EXPOSURES

The table below shows operating currency hedging instruments in place as of June 30, 2018. The notional amount is translated into euros at the relevant closing exchange rate.

			Of which derivatives designated as cash flow hedges			Of which derivatives not eligible for hedge accounting
June 30, 2018 (€ million)	Notional amount	Fair value	Notional amount	Fair value	Of which recognized in equity	Notional amount	Fair value
Forward currency sales	3,338	(1)	—	—	—	3,338	(1)
of which US dollar	1,506	(16)	—	—	—	1,506	(16)
of which Chinese yuan renminbi	426	7	—	—	—	426	7
of which Japanese yen	282	(1)	—	—	—	282	(1)
of which Singapore dollar	131	—	—	—	—	131	—
of which Russian rouble	101	—	—	—	—	101	—
Forward currency purchases	1,419	(1)	—	—	—	1,419	(1)
of which Singapore dollar	424	4	—	—	—	424	4
of which US dollar	422	(2)	—	—	—	422	(2)
of which Japanese yen	99	(1)	—	—	—	99	(1)
of which Chinese yuan renminbi	76	(1)	—	—	—	76	(1)
of which Canadian dollar	52	—	—	—	—	52	—
Total	4,757	(2)	—	—	—	4,757	(2)

The above positions mainly hedge material foreign-currency cash flows arising after the end of the reporting period in relation to transactions carried out during the six months ended June 30, 2018 and recognized in the balance sheet at that date. Gains and losses on hedging instruments (forward contracts) are calculated and recognized in parallel with the recognition of gains and losses on the hedged items. Due to this hedging relationship, the commercial foreign exchange difference on those items (hedging instruments and hedged transactions) will be immaterial in the second half of 2018.

2018 HALF-YEAR FINANCIAL REPORT – Sanofi | 36

B.10.2. CURRENCY AND INTEREST RATE DERIVATIVES USED TO MANAGE FINANCIAL EXPOSURE

The cash pooling arrangements for foreign subsidiaries outside the euro zone, and some of Sanofi’s financing activities, expose certain Sanofi entities to financial foreign exchange risk (i.e. the risk of changes in the value of loans and borrowings denominated in a currency other than the functional currency of the lender or borrower).

That foreign exchange exposure is hedged by Sanofi using firm financial instruments (usually currency swaps or forward contracts) contracted with banking counterparties.

The table below shows financial currency hedging instruments in place as of June 30, 2018. The notional amount is translated into euros at the relevant closing exchange rate.

	June 30, 2018
(€ million)	Notional amount	Fair value	Maximum expiry date
Forward currency sales	4,547	(25)
of which US dollar	3,063	(24)	2019
of which Japanese yen	587	(1)	2019
of which Australian dollar	207	—	2019
Forward currency purchases	8,639	60
of which US dollar	4,624	101	2019
of which Singapore dollar	1,996	5	2019
of which Canadian dollar	651	(30)	2018
Total	13,186	35

To limit risk and optimize the cost of its short-term and medium-term net debt, Sanofi uses derivative instruments that alter the interest rate and/or currency structure of its debt and cash.

The table below shows instruments of this type in place as of June 30, 2018:

								Of which designated as fair value hedges		Of which designated as cash flow hedges
(€ million)	2019	2020	2021	2022	2023	Total	Fair value	Notional amount	Fair value	Notional amount	Fair value	Of which recognized in equity
Interest rate swaps
pay capitalized Eonia/receive 1.58%	1,550					1,550	57	1,550	57			—
pay capitalized Eonia/receive 0.07%				2,000		2,000	8	2,000	8			—
pay 1.81%/receive 3-month US dollar Libor		429				429	7			429	7	—
pay 3-month US dollar Libor/receive 2.22%		429				429	(3)	429	(3)			—
pay capitalized Eonia/receive 1.48% (a)				42	57	99	(6)	99	(6)			—
Total	1,550	858	—	2,042	57	4,507	63	4,078	56	429	7	—

(a)

These interest rate swaps hedge fixed-rate bonds with a nominal of €99 million held in a Professional Specialized Investment Fund dedicated to Sanofi and recognized within “Loans, advances and other long-term receivables”.

37 | Sanofi – 2018 HALF-YEAR FINANCIAL REPORT

B.11. LIABILITIES RELATED TO BUSINESS COMBINATIONS AND TO NON-CONTROLLING INTERESTS

For a description of the nature of the liabilities reported in the line item Liabilities related to business combinations and to non-controlling interests, refer to Note B.8.5. to the consolidated financial statements for the year ended December 31, 2017.

The liabilities related to business combinations and to non-controlling interests shown in the table below are level 3 instruments under the IFRS 7 fair value hierarchy (see Note A.1.3.), except for the CVRs issued in connection with the acquisition of Genzyme, which are level 1 instruments.

Movements in liabilities related to business combinations and to non-controlling interests during the first half of 2018 are shown below:

(€ million)	Liabilities related to non-controlling interests (a) & other items	CVRs issued in connection with the acquisition of Genzyme (b)	Bayer contingent consideration arising from the acquisition of Genzyme	MSD contingent consideration (European Vaccines business)	Other	Total (c)
Balance at January 1, 2018	92	75	701	420	81	1,369
New transactions (d)	—	—	—	—	228	228
Payments made	—	—	(75)	(57)	(54)	(186)
Fair value remeasurements through profit or loss: (gain)/loss (including unwinding of discount) (e)	—	23	(33)	32	(1)	21
Other movements	1	—	—	—	(2)	(1)
Currency translation differences	1	3	18	(1)	16	37
Balance at June 30, 2018	94	101	611	394	268	1,468
Of which:
• Current portion						450
• Non-current portion						1,018

(a)	Put options granted to non-controlling interests and commitment to future buyout of non-controlling interests held by BMS.
(b)	Based on the quoted market price per CVR of $0.50 as of June 30, 2018 and $0.38 as of December 31, 2017.
(c)	As of January 1, 2018, this comprised a non-current portion of €1,026 million and a current portion of €343 million.
(d)	Includes €226 million for contingent consideration liabilities in favor of True North Therapeutics and €2 million of liabilities owed to Bioverativ employees at the acquisition date.
(e)	Amounts reported within the income statement line item Fair value remeasurement of contingent consideration.

As of June 30, 2018, Liabilities related to business combinations and to non-controlling interests mainly comprised the following items:

•

Liability arising from the acquisition of True North Therapeutics by Bioverativ in March 2018. The former shareholders of True North Therapeutics are entitled to milestone payments contingent on the attainment of development, registration and sales objectives; the fair value of the resulting liability was measured at $189 million as of June 30, 2018. That fair value is determined based on the contractual terms and on development and sales projections which have been weighted to reflect the probability of success, and discounted. If the discount rate were to fall by 1 percentage point, the fair value of the contingent consideration would increase by approximately 2%.

•	Bayer contingent consideration liability arising from the acquisition of Genzyme in 2011. As of June 30, 2018, Bayer was still entitled to receive the following potential payments:

•	a percentage of sales of alemtuzumab up to a maximum of $1,250 million or over a maximum period of ten years, whichever is achieved first;

•

milestone payments based on specified levels of worldwide sales of alemtuzumab beginning in 2021, unless Genzyme exercises its right to buy out those milestone payments by making a one-time payment not exceeding $900 million.

The fair value of this liability was measured at €611 million as of June 30, 2018, versus €701 million as of December 31, 2017. The fair value of the Bayer liability is determined by applying the above contractual terms to sales projections which have been weighted to reflect the probability of success, and discounted. If the discount rate were to fall by 1 percentage point, the fair value of the Bayer liability would increase by approximately 4%.

2018 HALF-YEAR FINANCIAL REPORT – Sanofi | 38

•

MSD contingent consideration liability arising from the 2016 acquisition of the Sanofi Pasteur activities carried on within the former Sanofi Pasteur MSD joint venture. This liability amounted to €394 million as of June 30, 2018 compared with €420 million as of December 31, 2017 (see Note D.18. to the consolidated financial statements for the year ended December 31, 2017). The fair value of this contingent consideration is determined by applying the royalty percentage stipulated in the contract to discounted sales projections.

B.12. NON-CURRENT PROVISIONS AND OTHER NON-CURRENT LIABILITIES

Non-current provisions and other non-current liabilities break down as follows:

(€ million)	Provisions for pensions & other post- employment benefits		Provisions for other long-term benefits	Restructuring provisions		Other provisions		Other non- current liabilities		Total
Balance at January 1, 2018	3,959		750	514		2,881		1,050		9,154
Changes in scope of consolidation	1		—	—		45		1		47
Increases in provisions and other liabilities	115	(a)	82	223		141	(b)	130		691
Provisions utilized	(172	)(a)	(69)	(2)		(92)		(28)		(363)
Reversals of unutilized provisions	(24)		—	(3)		(127	)(b)	—		(154)
Transfers	(81)		—	(126	)(c)	(161	)(c)	(10	)(c)	(378)
Reclassification of the European Generics business	(9)		(2)	—		(22)		—		(33)
Net interest related to employee benefits, and unwinding of discount	34		2	—		12		2		50
Currency translation differences	23		8	—		(10)		32		53
Actuarial gains and losses on defined-benefit plans	(118)		—	—		—		—		(118)
Balance at June 30, 2018	3,728		771	606		2,667		1,177		8,949

(a)

In the case of “Provisions for pensions and other post-employment benefits”, the “Increases in provisions” line corresponds to rights vesting in employees during the period and past service cost, and the “Provisions utilized” line corresponds to contributions paid into pension funds and to plan settlements.

(b)

Amounts charged and reversed during the first half of 2018 were largely due to reassessments of tax risks and the resolution of various procedures under way with the tax authorities of several countries.

(c)	Includes transfers between current and non-current.

As of June 30, 2018, a liability of €1,030 million was recognized, representing the estimated tax charge on deemed repatriation attributable to the accumulated earnings of non-US operations payable over 8 years (€1,069 million as of 31 December 2017). Of this, €865 million falls due after more than one year and is presented within “other non-current liabilities” (€708 million as of 31 December 2017).

Provisions for pensions and other post-employment benefits

For an analysis of the sensitivity of obligations in respect of pensions and other employee benefits, and the assumptions used as of December 31, 2017, see Note D.19.1. to the consolidated financial statements for the year ended December 31, 2017.

The principal assumptions used (in particular, changes in discount and inflation rates and in the market value of plan assets) for the euro zone, the United States and the United Kingdom were reviewed as of June 30, 2018 to take into account changes during the first half of the year.

Actuarial gains and losses arising on pensions and other post-employment benefits and recognized directly in equity are as follows (amounts reported before tax):

	June 30,		June 30,		December 31,
	2018		2017		2017
(€ million)	(6 months)		(6 months)		(12 months)
Actuarial gains/(losses) on plan assets	(162)		235		392
Actuarial gains/(losses) on benefit obligations	280	(a)	47	(b)	(422)

(a)	Includes the effect of changes in discount rates (in a range between +0.25% and +0.50%) and in the euro zone inflation rate (+0.25%) in the first half of 2018.
(b)	Includes the effect of a change in discount rates (in a range between -0.25% and +0.25%) in the first half of 2017.

39 | Sanofi – 2018 HALF-YEAR FINANCIAL REPORT

B.13. OFF BALANCE SHEET COMMITMENTS

Off balance sheet commitments to third parties arise under collaboration agreements entered into by Sanofi (see Note D.21.1. to the consolidated financial statements for the year ended December 31, 2017).

Agreements signed during the first half of 2018 gave rise to the following new commitments:

•	Payments associated with projects in the research and development phase: € 2.0 billion.

•	Payments contingent on the attainment of specified sales targets once a product reaches the market: €0.8 billion.

•	Potential milestone payments relating to development projects under collaboration agreements: €0.1 billion.

The principal commitments entered into, amended or discontinued during the period are described below:

On January 7, 2018, Sanofi and Alnylam Pharmaceuticals, Inc. (“Alnylam”) announced a strategic restructuring of their alliance to develop RNAi therapeutics for the treatment of rare genetic diseases. Sanofi obtained global rights for the investigational therapeutic fitusiran in the treatment of hemophilia and other rare bleeding disorders. Alnylam obtained global rights for the programs relating to the investigational therapeutics programs patisiran and ALN-TTRsc02 in the treatment of ATTR amyloidosis. As of June 30, 2018, the right to receive and obligation to pay future royalties are not reflected in the Sanofi financial statements.

On January 7, 2018, Celgene Corporation announced the acquisition of Impact Biomedicines for $7 billion, comprising an upfront payment of $1.1 billion and variable consideration contingent on future performances totaling $5.9 billion dollars. In 2016, Sanofi sold all its rights to fedratinib (which it held following the 2010 acquisition of TargeGen Inc., an unquoted biotech company specializing in the treatment of blood disorders), and in exchange received a 10% equity interest in Impact Biomedicines.

On January 8, 2018, Sanofi and Regeneron announced (i) amendments to their collaboration agreement on the development and commercialization of human therapeutic antibodies; (ii) amendments to their IO License and Collaboration Agreement on the development of cemiplimab (REGN 2810) in the field of immuno-oncology; and (iii) a limited waiver and amendment of the Amended Investor Agreement pursuant to a letter agreement (the “2018 Letter Agreement”). The announcement included a series of amendments to the collaboration agreements relating to the funding of additional programs to develop REGN2810 in extended indications, and of additional programs on Dupixent® and IL33 (REGN 3500/SAR 440340). The $650 million development budget for the PD-1 inhibitor antibody will be increased to $1.64 billion through 2022, funded equally by the two companies (i.e. from $325 million to $820 million for each partner).The additional programs on Dupixent® and IL33 (REGN 3500/SAR 440340) will focus on extending the current range of indications and finding new indications, and improving co-morbidity between multiple pathologies.

On February 8, 2018, Sanofi signed a partnership agreement with AnaBios Corporation to develop and commercialize new treatments for irregular heartbeat, primarily atrial fibrillation.

On February 12, 2018, Sanofi Pasteur signed a partnership agreement with SK Chemicals under which Sanofi acquires exclusive development and commercialization rights in the United States and Europe for vaccines derived from the cell-based technology developed by SK Chemicals.

On June 8, 2018, Sanofi signed a strategic partnership agreement in oncology with Revolution Medicines (Redwood City, California, United States), an innovative biotech company that develops targeted-action small molecules. Under the agreement, the two companies will jointly develop the principal candidate derived from Revolution Medicines biological research: RMC 4630, an inhibitor of SHP2 (PTPN11), a cellular enzyme in the protein tyrosine phosphatase family that plays an important role in multiple forms of cancer. The first-in-human clinical trials with RMC 4630 are expected later in 2018.

On June 11, 2018, Sanofi Pasteur entered into a partnership agreement with Translate Bio to develop messenger RNA (mRNA) vaccines derived from Translate Bio technology for five infectious disease pathogens, with an option to extend to additional pathogens. If that option is exercised, the total value of the transaction would rise to $805 million.

Sanofi and Avila Therapeutics Inc. (Avila, acquired by Celgene Corporation in 2012) have decided to end their research collaboration on anti-cancer treatments than began in 2010.

In addition, by acquiring all of the outstanding shares of Bioverativ on March 8, 2018 (see Note B.1.), Sanofi assumed the commitments made by that company to various partners under collaboration agreements, in particular:

•	with Sangamo Therapeutics, Inc. (Sangamo) to research, develop, and commercialize therapeutics for hemoglobinopathies, in particular beta thalassemia and sickle cell disease, based on Sangamo’s gene therapy platform;

•	with Bicycle Therapeutics Ltd. (Bicycle) to discover, develop and commercialize innovative therapies for hemophilia and sickle cell disease.

2018 HALF-YEAR FINANCIAL REPORT – Sanofi | 40

Sanofi also assumed the commitments regarding contingent consideration entered into by Bioverativ when it acquired True North Therapeutics (see Note B.11.).

Finally, by acquiring all of the outstanding shares of Ablynx on June 19, 2018 (see Note B.1.), Sanofi assumed various commitments in favor of that company, mainly in respect of milestone payments relating to development projects and royalties under collaboration agreements between Ablynx and various partners, in particular:

•	with Boehringer Ingelheim: in September 2007;

•	with Merck KGaa: in September 2008;

•	with Merck & Co, Inc.: in October 2012 and January 2014.

B.14. LEGAL AND ARBITRAL PROCEEDINGS

Sanofi and its affiliates are involved in litigation, arbitration and other legal proceedings. These proceedings typically are related to product liability claims, intellectual property rights (particularly claims against generic companies seeking to limit the patent protection of Sanofi products), competition law and trade practices, commercial claims, employment and wrongful discharge claims, tax assessment claims, waste disposal and pollution claims, and claims under warranties or indemnification arrangements relating to business divestitures.

The matters discussed below constitute the most significant developments since publication of the disclosures concerning legal proceedings in the Company’s financial statements for the year ended December 31, 2017.

B.14.1. PRODUCTS

PLAVIX® PRODUCT LITIGATION IN THE US

As of June 30, 2018, there are 328 pending lawsuits seeking recovery under US state law for personal injuries allegedly sustained in connection with the use of Plavix®. They involve 443 total plaintiffs (but 376 ingesting plaintiffs).

DEPAKINE® PRODUCT LITIGATION IN FRANCE

In July 2018, the French affiliate of Sanofi filed an administrative claim against the French Ministry of Health seeking compensation for the damages awarded by the Court of Appeals of Orléans (France) in the Carrère case on the grounds of incompleteness of information provided in the product leaflet.

B.14.2. PATENTS

PRALUENT® (ALIROCUMAB)-RELATED AMGEN PATENT LITIGATION IN THE US

In the US, the case has been sent back to the Delaware Court. The Court has set a jury trial on invalidity to begin in February 2019, with a jury trial on damages immediately to follow, should Sanofi and Regeneron lose on validity. The Delaware Court also allowed each side to file one summary judgment motion with oral argument to take place in January 2019.

In July 2018, Amgen filed a petition for certiorari with the US Supreme Court. Amgen is asking the Supreme Court to review and overturn the October 5, 2017 Federal Circuit decision, in particular the validity issues. This filing does not impact the ongoing proceedings in Delaware.

PRALUENT® (ALIROCUMAB)-RELATED AMGEN PATENT LITIGATION IN EUROPE

In the lawsuit filed in France by Amgen in 2016 alleging that alirocumab infringes its ‘124 (FR) patent, the judge postponed in June 2018 the oral hearing to February 2019.

The infringement case in Germany (Düsseldorf Regional Court) is currently stayed pending the decision of the European Patent Office (EPO) in the opposition challenging the validity of Amgen’s patent and requesting its revocation. After the Preliminary Opinion issued in December 2017 that favored Amgen and rejected Sanofi’s invalidity arguments, Amgen petitioned the Dusseldorf Regional Court to lift the stay in the infringement litigation. A hearing on the issue of the stay is scheduled for September 2018. In addition, in July 2018, Sanofi filed a new action in the German Federal Patent Court seeking a compulsory license to Amgen’s patent, including an urgent request for a provisional compulsory license.

41 | Sanofi – 2018 HALF-YEAR FINANCIAL REPORT

DUPIXENT® (DUPILUMAB)-RELATED AMGEN PATENT OPPOSITION AND REVOCATION IN EUROPE

Early 2018, Immunex appealed the decision of the EPO revoking Immunex Patent EP2292665. EPO decision is suspended pending the appeal ruling.

B.14.3 CONTINGENCIES ARISING FROM CERTAIN BUSINESS DIVESTITURES

LLRICE601 AND LLRICE604 – ARBITRATION

The evidentiary hearing took place in May 2018. Post-hearing briefs have to be submitted to the arbitral tribunal by each party by end of September and mid-November 2018.

BOEHRINGER INGELHEIM (BI) RETAINED LIABILITIES

Following the closing in January 2017 of the swap of Sanofi’s Animal Health business for BI’s Consumer Healthcare (CHC) business, both parties have issued claims against one another for breaches of representations, payments for certain studies, withdrawal of products from particular markets, and claims related to liabilities arising before Closing. The asset swap deal was structured such that the Consumer Health sale and purchase agreement and the Animal Health sale and purchase agreement are nearly identical and have mirroring indemnification provisions. Accordingly, both agreements contain escalation procedures to be followed to resolve claims amicably in advance of formal dispute resolution. Sanofi is working to investigate the validity of BI’s claims related to Animal Health and to pursue its claims pertaining to Consumer Health.

B.15. OTHER OPERATING INCOME AND EXPENSES

Other operating income amounted to €323 million in the first half of 2018 (versus €173 million in the first half of 2017), and Other operating expenses to €165 million (versus €71 million in the first half of 2017).

The main items included in Other operating income in the first half of 2018 were gains on disposals of assets and operations (€226 million), including €15 million on disposals of Regeneron shares.

Other operating expenses for the first half of 2018 included €64 million of commercialization expenses incurred by Regeneron.

B.16. RESTRUCTURING COSTS AND SIMILAR ITEMS

Restructuring costs and similar items comprise the following:

	June 30, 2018	June 30, 2017	December 31, 2017
(€ million)	(6 months)	(6 months)	(12 months)
Employee-related expenses	206	124	336
Expenses related to property, plant and equipment and to inventories	80	154	221
Compensation for early termination of contracts (other than contracts of employment)	4	42	61
Decontamination costs	—	1	(4)
Other restructuring costs	317	43	117
Total	607	364	731

Restructuring costs in the first half of 2018 mainly reflect (i) write-downs of industrial assets in the United States; (ii) employee-related expenses associated with headcount adjustment plans in Europe and Japan; and (iii) the costs of transferring the infectious diseases early stage R&D pipeline and research unit. Those transfer costs amount to €253 million and primarily consist of payments to Evotec over a five-year period, including an upfront payment of €60 million on finalization of the agreement in early July 2018.

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B.17. OTHER GAINS AND LOSSES, AND LITIGATION

In 2018, Other gains and losses, and litigation represent the separation costs associated with the divestment of the European Generics business, before tax effects.

B.18. FINANCIAL EXPENSES AND INCOME

An analysis of financial expenses and income is set forth below:

	June 30, 2018	June 30, 2017	December 31, 2017
(€ million)	(6 months)	(6 months) (a)	(12 months) (a)
Cost of debt (b)	(145)	(140)	(277)
Interest income (c)	31	30	56
Cost of debt, net of cash and cash equivalents	(114)	(110)	(221)
Non-operating foreign exchange gains/(losses)	(20)	1	(21)
Unwinding of discounting of provisions (d)	(13)	(17)	(33)
Net interest cost related to employee benefits	(36)	(47)	(92)
Gains/(losses) on disposals of financial assets	63	52	96
Impairment losses on financial assets, net of reversals	—	(6)	(7)
Other items	15	4	5
Net financial income/(expenses)	(105)	(123)	(273)
comprising: Financial expenses	(202)	(218)	(420)
Financial income	97	95	147

(a)	For 2017, the results of the Animal Health business are presented separately in accordance with IFRS 5, Non-Current Assets Held for Sale and Discontinued Operations (see Note B.21.).
(b)

Includes net gain/(loss) on interest rate and currency derivatives used to hedge debt: €67 million in the first half of 2018, €27 million in the first half of 2017, and €69 million over the whole of 2017.

(c)

Includes net gain/(loss) on interest rate and currency derivatives used to hedge cash and cash equivalents: zero in the first half of 2018, €(6) million in the first half of 2017, and zero over the whole of 2017.

(d)	Primarily on provisions for environmental risks, restructuring provisions, and provisions for product-related risks (see Note B.12.).

The impact of the ineffective portion of hedging relationships was not material in either 2018 or 2017.

B.19. INCOME TAX EXPENSE

Sanofi has elected for tax consolidations in a number of countries, principally France, Germany, the United Kingdom and the United States.

The table below shows the allocation of income tax expense between current and deferred taxes:

	June 30, 2018	June 30, 2017	December 31, 2017
(€ million)	(6 months)	(6 months) (a)/(b)	(12 months) (a)/(b)
Current taxes	(625)	(879)	(2,631)
Deferred taxes	328	267	909
Total	(297)	(612)	(1,722)
Income before tax and investments accounted for using the equity method	2,057	2,957	5,531

(a)	Includes the effects of first-time application of IFRS 15 on revenue recognition (see Note A.1.2.).
(b)	For 2017, the results of the Animal Health business are presented separately in accordance with IFRS 5 (Non-Current Assets Held for Sale and Discontinued Operations); see Note B.21.

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The difference between the effective tax rate (on income before tax and investments accounted for using the equity method) and the standard corporate income tax rate applicable in France is explained as follows:

	June 30, 2018	June 30, 2017	December 31, 2017
(as a percentage)	(6 months) (b)	(6 months) (a)(b)	(12 months) (a)
Standard tax rate applicable in France	34.4	34.4	34.4
Difference between the standard French tax rate and the rates applicable to Sanofi (c)	(22.0)	(18.2)	(19.2)
Tax rate differential on intragroup margin in inventory (d)	2.5	(0.5)	—
Tax effects of the share of profits reverting to BMS	(0.7)	(0.5)	(0.5)
Contribution on distributed income (3%) (e)	—	3.8	(8.2)
CVAE tax in France (f)	1.8	1.4	1.3
Revisions to tax exposures and settlements of tax disputes	1.2	3.2	2.2
Fair value remeasurement of contingent consideration liabilities	0.9	0.2	1.1
Impact of US tax reform (g)	(5.0)	—	21.6
Other items (h)	1.3	(3.1)	(1.6)
Effective tax rate	14.4	20.7	31.1

(a)	For 2017, the results of the Animal Health business are presented separately in accordance with IFRS 5 (Non-Current Assets Held for Sale and Discontinued Operations); see Note B.21.
(b)	Rate calculated on the basis of the estimated effective tax rate for the full financial year (see Note A.2.).
(c)

The difference between the French tax rate and tax rates applicable to foreign subsidiaries reflects the fact that Sanofi has operations in many countries, most of which have lower tax rates than France.

(d)

When internal margin included in inventory is eliminated, a deferred tax asset is recognized on the basis of the tax rate applicable to the subsidiary that holds the inventory, which may differ from the tax rate of the subsidiary that generated the eliminated intragroup margin.

(e)	For 2017, this line includes the consequences of the French Constitutional Council ruling of October 6, 2017 on the additional 3% contribution on dividends paid out in cash.
(f)	Net impact on the effective tax rate (current taxes, impact of the tax deduction, and deferred taxes).
(g)	For 2018, this line comprises an adjustment of €102 million to the estimated tax charge on deemed repatriation attributable to the accumulated earnings of non-US operations.

For 2017, this line includes an expense of €1,193 million for the consequences of US tax reform, comprising the estimated tax charge on deemed repatriation attributable to the accumulated earnings of non-US operations payable over 8 years (€1,084 million) and a further expense of €109 million representing (i) the remeasurement of deferred taxes following the reduction in the corporate income tax rate and (ii) an adjustment to deferred taxes on the fair value of the reserves of Sanofi subsidiaries.

(h)

For 2018, “Other items” includes the net tax effect of taxable temporary differences associated with holdings in Sanofi subsidiaries. In determining the amount of the deferred tax liability for 2018 and 2017, Sanofi took into account changes in the ownership structure of certain subsidiaries. For 2017, the “Other items” line includes the impact of changes to tax rates in France, Belgium and the Netherlands.

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B.20. SEGMENT INFORMATION

As indicated in Notes A.5. and B.26. to the consolidated financial statements for the year ended December 31, 2017, Sanofi has three operating segments: Pharmaceuticals, Consumer Healthcare and Human Vaccines (Vaccines).

The Pharmaceuticals segment comprises the commercial operations of the following global franchises: Specialty Care (Rare Diseases, Multiple Sclerosis, Oncology, Immunology), Diabetes & Cardiovascular, Established Prescription Products and Generics, together with research, development and production activities dedicated to our Pharmaceuticals segment. This segment also includes all associates whose activities are related to pharmaceuticals, in particular Regeneron.

The Consumer Healthcare segment comprises, for all geographical territories, the commercial operations for our Consumer Healthcare products, together with research, development and production activities dedicated to those products.

The Vaccines segment comprises, for all geographical territories (including from January 1, 2017 certain European territories previously included in the Sanofi Pasteur MSD joint venture), the commercial operations of Sanofi Pasteur, together with research, development and production activities dedicated to vaccines.

Inter-segment transactions are not material.

The costs of Sanofi’s global functions (Medical Affairs, External Affairs, Finance, Human Resources, Legal Affairs, Information Solutions & Technologies, Sanofi Business Services, etc.) are managed centrally at group-wide level. For the year ended December 31, 2017 and subsequent years, the costs of those functions are presented within the “Other” category. That category also includes other reconciling items such as retained commitments in respect of divested activities.

Consequently, the presentation of 2017 comparatives presented below, and the associated performance analysis, have been adjusted to reflect the new segmental reporting model.

B.20.1. SEGMENT RESULTS

Sanofi reports segment results on the basis of “Business operating income”. This indicator is used internally by Sanofi’s chief operating decision maker to measure the performance of each operating segment and to allocate resources.

Business operating income is derived from Operating income, adjusted as follows:

•	the amounts reported in the line items Restructuring costs and similar items, Fair value remeasurement of contingent consideration and Other gains and losses, and litigation are eliminated;

•	amortization and impairment losses charged against intangible assets (other than software and other rights of an industrial or operational nature) are eliminated;

•	the share of profits/losses of investments accounted for using the equity method is added;

•	net income attributable to non-controlling interests is deducted;

•

other acquisition-related effects (primarily the workdown of acquired inventories remeasured at fair value at the acquisition date, and the impact of acquisitions on investments accounted for using the equity method) are eliminated;

•	restructuring costs relating to investments accounted for using the equity method are eliminated.

45 | Sanofi – 2018 HALF-YEAR FINANCIAL REPORT

Segment results are shown in the table below:

	June 30, 2018 (6 months)
(€ million)	Pharmaceuticals	Consumer Healthcare	Vaccines	Other	Total
Net sales	12,199	2,353	1,522	—	16,074
Other revenues	134	—	399	—	533
Cost of sales	(3,230)	(763)	(1,068)	(105)	(5,166)
Research and development expenses	(2,113)	(58)	(268)	(316)	(2,755)
Selling and general expenses	(2,648)	(788)	(326)	(1,047)	(4,809)
Other operating income and expenses	132	82	—	(56)	158
Share of profit/(loss) of investments accounted for using the equity method	150	—	(1)	—	149
Net income attributable to non-controlling interests	(52)	(6)	—	—	(58)
Business operating income	4,572	820	258	(1,524)	4,126

	June 30, 2017 (6 months) (a)
(€ million)	Pharmaceuticals	Consumer Healthcare	Vaccines	Other	Total
Net sales	13,038	2,486	1,800	—	17,324
Other revenues	148	—	370	1	519
Cost of sales	(3,419)	(818)	(1,123)	(135)	(5,495)
Research and development expenses	(1,999)	(52)	(260)	(356)	(2,667)
Selling and general expenses	(2,807)	(880)	(363)	(1,004)	(5,054)
Other operating income and expenses	41	57	1	3	102
Share of profit/(loss) of investments accounted for using the equity method	71	—	(1)	—	70
Net income attributable to non-controlling interests	(54)	(11)	—	—	(65)
Business operating income	5,019	782	424	(1,491)	4,734

(a)	Includes the effects of first-time application of IFRS 15 on revenue recognition (see Note A.1.2.), and of the presentation of segment data using Sanofi’s new segmental reporting model.

	December 31, 2017 (12 months) (a)
(€ million)	Pharmaceuticals	Consumer Healthcare	Vaccines	Other	Total
Net sales	25,173	4,798	5,101	—	35,072
Other revenues	287	—	862	—	1,149
Cost of sales	(6,766)	(1,612)	(2,798)	(271)	(11,447)
Research and development expenses	(4,056)	(123)	(557)	(736)	(5,472)
Selling and general expenses	(5,649)	(1,645)	(728)	(2,050)	(10,072)
Other operating income and expenses	34	94	(107)	(17)	4
Share of profit/(loss) of investments accounted for using the equity method	212	1	1	—	214
Net income attributable to non-controlling interests	(110)	(15)	—	—	(125)
Business operating income	9,125	1,498	1,774	(3,074)	9,323

(a)	Includes the effects of first-time application of IFRS 15 on revenue recognition (see Note A.1.2.), and of the presentation of segment data using Sanofi’s new segmental reporting model.

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The table below, presented in compliance with IFRS 8, shows a reconciliation between “Business operating income” and Income before tax and investments accounted for using the equity method:

	June 30, 2018	June 30, 2017 (a)	December 31, 2017
(€ million)	(6 months)	(6 months)	(12 months) (a)
Business operating income (b)	4,126	4,734	9,323
Share of profit/(loss) of investments accounted for using the equity method (a)/(c)	(149)	(70)	(214)
Net income attributable to non-controlling interests (d)	58	65	125
Amortization and impairment of intangible assets	(1,100)	(1,002)	(2,159)
Fair value remeasurement of contingent consideration	10	(100)	(159)
Expenses arising from the impact of acquisitions on inventories	(99)	(176)	(166)
Restructuring costs and similar items	(607)	(364)	(731)
Other expenses related to business combinations	(10)	—	—
Other gains and losses, and litigation (e)	(67)	(7)	(215)
Operating income	2,162	3,080	5,804
Financial expenses	(202)	(218)	(420)
Financial income	97	95	147
Income before tax and investments accounted for using the equity method	2,057	2,957	5,531

(a)	Includes the effects of first-time application of IFRS 15 on revenue recognition (see Note A.1.2.).
(b)	For 2017, the gain on the divestment of the Animal Health business is presented separately in accordance with IFRS 5 (Non-Current Assets Held for Sale and Discontinued Operations).
(c)	Excludes restructuring costs relating to investments accounted for using the equity method and expenses arising from the impact of acquisitions on investments accounted for using the equity method.
(d)	Excludes (i) restructuring costs and (ii) other adjustments attributable to non-controlling interests
(e)	For 2017, this line includes an adjustment to provisions for vendor’s liability guarantees relating to past divestments.

B.20.2. OTHER SEGMENT INFORMATION

The tables below show the split by operating segment of (i) the carrying amount of investments accounted for using the equity method, (ii) acquisitions of property, plant and equipment, and (iii) acquisitions of intangible assets.

The principal investments accounted for using the equity method are: for the Pharmaceuticals segment, Regeneron Pharmaceuticals, Inc. (see Note D.2.2. to the consolidated financial statements for the year ended December 31, 2017), the entities majority-owned by BMS (see Note C.2. to the consolidated financial statements for the year ended December 31, 2017), and Infraserv GmbH & Co. Höchst KG; and for the Vaccines segment, Sanofi Pasteur MSD until March 8, 2016 (see Notes B.1. and D.2.3. to the consolidated financial statements for the year ended December 31, 2017).

Acquisitions of intangible assets and property, plant and equipment correspond to acquisitions paid for during the period.

	June 30, 2018
(€ million)	Pharmaceuticals	Consumer Healthcare	Vaccines	Other	Total
Investments accounted for using the equity method	2,918	20	26	—	2,964
Acquisitions of property, plant and equipment	426	2	153	60	641
Acquisitions of other intangible assets	76	6	38	62	182

	June 30, 2017
(€ million)	Pharmaceuticals (a)	Consumer Healthcare	Vaccines	Total
Investments accounted for using the equity method (a)	2,803	19	10	2,832
Acquisitions of property, plant and equipment	460	5	173	638
Acquisitions of other intangible assets	179	9	172	360

(a)	Includes the effects of first-time application of IFRS 15 on revenue recognition (see Note A.1.2.), and of the presentation of segment data using Sanofi’s new segmental reporting model.

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	December 31, 2017
(€ million)	Pharmaceuticals (a)	Consumer Healthcare	Vaccines	Total
Investments accounted for using the equity method (a)	2,815	19	13	2,847
Acquisitions of property, plant and equipment	1,033	9	346	1,388
Acquisitions of other intangible assets	367	9	192	568

(a)	Includes the effects of first-time application of IFRS 15 on revenue recognition (see Note A.1.2.), and of the presentation of segment data using Sanofi’s new segmental reporting model.

B.20.3. INFORMATION BY GEOGRAPHICAL REGION

The geographical information on net sales provided below is based on the geographical location of the customer.

In accordance with IFRS 8, the non-current assets reported below exclude financial instruments, deferred tax assets, and pre-funded pension obligations.

	June 30, 2018
(€ million)	Total	Europe	of which France	North America	of which United States	Other countries
Net sales	16,074	5,784	1,599	4,985	4,690	5,305
Non-current assets:
• property, plant and equipment	9,470	5,779	3,133	2,657	2,224	1,034
• goodwill	44,828	—		—		—
• other intangible assets	22,436	8,147		11,529		2,760

	June 30, 2017
(€ million)	Total	Europe	of which France	North America	of which United States	Other countries
Net sales (a)	17,324	4,761	1,166	5,861	5,562	6,702
Non-current assets:
• property, plant and equipment	9,633	5,895	3,243	2,599	2,204	1,139
• goodwill	40,964	—		—		—
• other intangible assets	13,849	3,522		4,853		5,474

(a)	Includes the effects of first-time application of IFRS 15 on revenue recognition (see Note A.1.2.).

	December 31, 2017
(€ million)	Total	Europe	of which France	North America	of which United States	Other countries
Net sales (a)	35,072	9,525	2,330	12,460	11,855	13,087
Non-current assets:
• property, plant and equipment	9,579	5,969	3,180	2,560	2,142	1,050
• goodwill	40,264	—		—		—
• other intangible assets	13,080	6,171		5,210		1,699

(a)	Includes the effects of first-time application of IFRS 15 on revenue recognition (see Note A.1.2.).

As stated in Notes B.6.1. and D.5. to the consolidated financial statements for the year ended December 31, 2017, goodwill is not allocated by geographical region.

B.20.4. NET SALES AND CREDIT RISK

Sanofi’s three largest customers respectively accounted for approximately 10%, 6% and 4% of consolidated net sales in the first half of 2018, mostly in the Pharmaceuticals segment (versus approximately 10%, 6% and 5% in the first half of 2017).

Net sales

The disclosures on disaggregation of revenue required under IFRS 15 are provided in section C.3. Net sales of the Half-Year Management Report.

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B.21. ASSETS HELD FOR SALE OR EXCHANGE AND LIABILITIES RELATED TO ASSETS HELD FOR SALE OR EXCHANGE

Assets held for sale or exchange, and liabilities related to assets held for sale or exchange, comprise:

(€ million)	June 30, 2018	December 31, 2017
European Generics business	1,462	—
Other	71	34
Assets held for sale or exchange	1,533	34
European Generics business	262	—
Other	9	—
Liabilities related to assets held for sale or exchange	271	—

European Generics business

In accordance with IFRS 5 (see Note B.1.), all assets of the European Generics business included in the sale, and all liabilities directly related to those assets, are presented in the line items Assets held for sale or exchange and Liabilities related to assets held for sale or exchange, respectively, in the consolidated balance sheet as of June 30, 2018. An analysis of those line items is set forth below:

(€ million)	June 30, 2018
Assets
Property, plant and equipment	111
Goodwill	913
Other intangible assets	89
Other non-current assets	1
Deferred tax assets	21
Inventories	132
Accounts receivable	153
Other current assets	36
Cash and cash equivalents	6
Total assets held for sale or exchange	1,462
Liabilities
Non-current provisions	30
Deferred tax liabilities	14
Short term debt	1
Accounts payable	57
Other current liabilities	160
Total liabilities related to assets held for sale or exchange	262

As of June 30, 2018, long term debt owed by European Generics entities to other consolidated entities amounted to €246 million. Accounts receivable and accounts payable respectively amounted to €443 million and €163 million. In accordance with the accounting policies described in Note B.7. to the consolidated financial statements for the year ended December 31, 2017, intercompany asset and liability accounts between European Generics entities and other consolidated entities are eliminated. As a consequence the balances related to those payables and receivables are not included in the table presented above.

49 | Sanofi – 2018 HALF-YEAR FINANCIAL REPORT

C/ EVENTS SUBSEQUENT TO JUNE 30, 2018

On July 27, 2018, 2,401,184 shares (representing approximately 0.19% of the share capital) were issued in connection with the “Action 2018” Sanofi worldwide employee share ownership plan, intended to give employees a greater stake in the future development and results of Sanofi.

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